Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a transcript of a conference call with investors held by TD Financial Group on May 17, 2010, (ii) materials used in the conference call with investors held on May 17, 2010 and (iii) communications made available to employees of the Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSRIPT OF A CONFERENCE CALL WITH INVESTORS
HELD BY TD BANK FINANCIAL GROUP ON MAY 17, 2010
TD BANK FINANCIAL GROUP
ENTERS INTO AN AGREEMENT TO ACQUIRE
THE SOUTH FINANCIAL GROUP
MAY 17, 2010
DISCLAIMER
THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (“TD”) CONFERENCE CALL REGARDING ITS AGREEMENT TO ACQUIRE THE SOUTH FINANCIAL GROUP AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE WEBCAST (AVAILABLE AT TD.COM/INVESTOR) ITSELF AND TD’S REGULATORY FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION
     From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
     By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
     We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc.
     Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
     Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

ADDITIONAL INFORMATION
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CORPORATE PARTICIPANTS
Ed Clark
TD Bank Financial Group — President & Chief Executive Officer
Bharat Masrani
TD Bank Financial Group — Group Head U.S. Personal & Commercial Banking
Colleen Johnston
Toronto Dominion Bank — Group Head Finance and Chief Financial Officer
Mark Chauvin
Toronto Dominion Bank — Executive and Chief Financial Officer
Rudy Sankovic
Toronto Dominion Bank — Senior Vice President, Investor Relations
CONFERENCE CALL PARTICIPANTS
Robert Sedran
CIBC World Markets — Analyst
Andre Hardy
RBC Capital Markets — Analyst
Mario Mendonca
Genuity Capital — Analyst
Cheryl Pate
Morgan Stanley — Analyst
John Reucassel
BMO Capital Markets — Analyst
Darko Mihelic
Cormark Securities — Analyst
Brad Smith
Stonecap Securities — Analyst
Michael Goldberg:
Desjardins Securities — Analyst
Sumit Malhotra:
Macquarie Capital Markets — Analyst

PRESENTATION
ACT Operator:
Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the TD Conference Call.
At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions.
If anyone has any difficulties hearing the conference, please press star, zero for operator assistance at any time.
I would like to remind everyone that this conference is being recorded today, Monday, May 17th, 2010 at 8:30 am Eastern Time.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Good morning, and welcome to TD Bank Financial Group’s investor presentation regarding our agreement to acquire the South Financial Group.
We’ll begin today’s presentation with remarks from Ed Clark, the bank’s CEO, after which Bharat Masrani, Group Head US P&C Banking, Mark Chauvin, Chief Risk Officer, and Colleen Johnston, the bank’s CFO, will go through the details of the acquisition. After that, we’ll entertain questions from prequalified analysts and investors on the phone.
I’d ask you to please turn to slide two for our legal statements. We know that this presentation contains forward-looking statements and actual results could differ materially from what is discussed. Certain material factors or assumptions were applied in making these statements.
For additional information, we refer you to today’s Press Release as well as TD’s and South Financial’s filings with the SEC and TD’s filings with the Securities Regulators in Canada.
Please also note that the subject of this presentation will be addressed in the prospectus and proxy statement to be filed with the SEC. We urge you to read it when it becomes available as it will contain important information.
Information about the participants in the solicitation is contained in TD’s annual report and proxy circular filed with the SEC and Securities Regulators in Canada and in South Financial’s proxy statement for its annual meeting filed with the SEC.
And now, I’d like to turn it over to Ed Clark, the bank’s CEO. Ed?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Thank you, Rudy.
Good morning, everyone, and welcome. Today, I am very pleased to announce TD’s agreement to purchase the South Financial Group. As I’ve been saying publicly for some time, TD is interested in growing its U.S. banking franchise, and we have various ways to do that.

As you know, we have an amazing organic growth capability that we continue to support and will use. But, we’ve also said that we’re willing to use FDIC-assisted transactions when they make sense and small unassisted deals where the risks are observable, understandable and manageable.
TD’s agreement to purchase South Financial allows us in a shareholder-friendly manner to advance our coordinated Florida growth strategy and complement our recent FDIC-assisted acquisitions in Florida. The transaction would also position us well in the Southeast by establishing a meaningful presence in the Carolinas.
As Bharat will detail, this transaction is about a few key points. At its core, this deal is about extending and establishing our footprint in desirable promising markets. It’s about leveraging TD’s legendary customer service and unparalleled convenience. It’s about the acquisition of an experienced, confident management team. And it’s about deepening market share by delivering a broader suite of retail and commercial banking products to South Financial’s customers.
It’s also about adding a portfolio of assets which we have appropriately marked, given the uncertainty in the U.S. credit environment.
While I’ll leave the financial details of this deal for Colleen to discuss, I’d like to make a few comments. First, while we’ve agreed to pay less than the market value for the shares of this company, it was a fully negotiated transaction that included participation by the U.S. Treasury.
Second, given the uncertainty around capital reforms, regulators are continuing to ask financial institutions to act prudently with respect to their capital ratios. With this in mind, we’ve decided to issue approximately $250 million in common shares to demonstrate prudent capital management even though our Tier 1 ratio remains quite high. Colleen will go into more details about our capital at our second quarter 2010 earnings call.
Before I turn the presentation over to Bharat, I would also like to say how pleased I am with the acquisition of South Financial in addition to our recent acquisitions of Riverside, First Federal and American First. Collectively, these transactions will increase our network of stores to approximately 1,300 in 14 states and will meaningfully increase our presence in Florida.
With that, I turn the presentation over to Bharat.
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking
Thanks, Ed.
Please turn to slide four.
Let me briefly take you through the highlights of this transaction. First, South Financial will give us additional scale in Florida where we will have 169 stores combined with our recently announced FDIC-assisted transactions and will provide us with a top five position in deposits in South Carolina and a solid entry point in North Carolina.
Second, with South Financial, we will be acquiring a strong management team, in place since 2008, which understands the lending dynamic in the Southeastern United States and has introduced systems and controls to effectively manage risk. Third, as Mark will discuss in more detail, the portfolio will be appropriately marked, given the credit environment, and we are comfortable with the credit risk inherent in the loan book on that basis.

Fourth, the transaction will provide solid financial returns. And lastly, the acquisition will provide us with an opportunity to leverage our proven retail and commercial banking model in the Southeast.
Please turn to slide five.
Headquartered in Greenville, South Carolina, South Financial operates 176 stores in three Southeastern states, including 110 stores in North and South Carolina under the Carolina First brand and 66 stores in Florida under the Mercantile Bank brand. The company has just over 12.4 billion in assets, including 8 billion in loans, 9.8 billion in deposits and serves nearly 250,000 households.
So, why South Financial? Why now? Under the previous management team, South Financial, like many community banks in the U.S., became overexposed to residential development and commercial real estate loans through this credit cycle. Two years ago, the South Financial Board brought in a new management team led by CEO Lynn Harton to address the situation.
Although Lynn and his team have made significant progress, and based on our extensive due diligence, we believe they have taken prudent steps from a risk management perspective, the company effectively ran out of capital and time. On April 30th, Carolina First Bank’s Board of Directors entered into a consent order with the FDIC and the South Carolina State Board of Financial Institutions, and on May 4th, South Financial entered into a written agreement with the Federal Reserve. This set of circumstances created an opportunity for TD to leverage the strength of its balance sheet to acquire a very attractive franchise with a strong management team and which led to today’s announcement.
Please turn to slide six.
Let’s take a look at Florida. With the acquisition of South Financial as well as the FDIC-assisted acquisitions of Riverside, First Federal and American First, on a pro forma basis, we will have over 7.4 billion in deposits and 169 stores, up from just nine stores three years ago. This will position us as a top 10 bank in the state and provide us with critical scale to leverage our brand and continue our organic growth. Florida is and will continue to be an extremely attractive market for us as the fourth largest state in the U.S. based on deposits.
Please turn to slide seven.
In addition, South Financial will give us a solid presence in South Carolina as one of the state’s leading community banks with over $6.6 billion in deposits and an 8 percent market share. And although the franchise is less developed in North Carolina, it will provide us with a beachhead from which to grow.
As the home to many Fortune 500 corporations, both North and South Carolina have strong reputations as excellent states in which to do business and are known for their low cost business environment. In addition, they have strong demographics with excellent population growth trends, expected to significantly exceed the national average in the coming years.
Please turn to slide eight.
Historically, South Financial’s emphasis was in commercial lending, and as a result, is underpenetrated on the retail side of the house. This will create a significant opportunity for us to apply our proven retail banking model, centered on providing our customers with legendary service and unparalleled convenience across the South Financial footprint.
We will expand store hours to the most convenient in all the markets in which we compete. We will provide South Financial customers with a more comprehensive suite of products, including wealth, insurance, credit cards and mortgages. And in commercial, we will offer South Financial customers more products, including among others, FX, interest rate swaps and access to corporate banking as they grow and expand.
Please turn to slide nine.
We are well positioned for the acquisition from an overall capacity perspective. We retain critical integration resources following the Commerce conversion and have a dedicated and experienced team in place to manage the integration. Our integrations of Riverside, American First and First Federal are on track and should be completed by the end of this fiscal year.
And from a workout perspective at South Financial, management has significantly expanded its working — workout group over the past two years and has a fully staffed department handling problem credit. We have additional resources available, both from the US and Canada, lined up and ready to assist upon closing.
The transaction is subject to regulatory and shareholder approval with a closing anticipated in fiscal Q3 and a systems conversion in 2011 at which time the South Financial stores will be rebranded as TD Bank, America’s Most Convenient Bank. Until that time, South Financial will continue to operate under the Carolina First and Mercantile Bank brand.
Overall, I’m extremely optimistic about this transaction. It significantly expands our presence in Florida, gives us a top five position in South Carolina and a solid entry into North Carolina. It provides us with an opportunity to leverage our proven retail banking model to continue our organic growth, and it allows us to acquire a strong management team, which has take prudent steps to manage the risk inherent in the portfolio.
Now, let me turn the presentation over to Mark.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Thank you, Bharat, and good morning.
Please turn to slide 10.
This chart shows South Financial’s most recent loan portfolio mix. As Bharat noted earlier, South Financial’s lending is weighted toward commercial real estate.
So, how can we be comfortable with this loan mix, in this geography, and at this stage of the credit cycle? Well, there are a number of reasons. First, one of our main reasons is the confidence we have in South Financial’s current management team, which has been in place since 2008. The team includes seasoned credit professionals who have made a lot of progress in improving risk oversight and controls, including the workout of problem loans. Given the state of the portfolio, they have taken appropriate action. Our level of comfort with the transaction is based to a large degree on the time spent with management during the extensive due diligence period.
Also, South Financial avoided riskier out-of-footprint lending. Like TD Bank, as a community based lender, South Financial has an understanding of, and a relationship with, its clients. Going forward, there is a commitment to continue to reduce the concentration of residential construction in commercial real estate exposure, and over time, grow in other lower risk lending categories.
Lastly, we have spent a lot of time analyzing the portfolio and feel comfortable with our understanding of the risk and expected losses over the remaining life of the existing book.

Please turn to slide 11.
The loan portfolio analysis on slide 11 shows recent loan balances by lending category and our estimate of remaining lifetime credit losses. The amount totals just over 1 billion or approximately 13 percent of the total loan balance.
As you would expect, the majority of losses are expected to occur in the residential construction and commercial real estate development segment. It should be noted that exposure in this segment has been reduced by 37 percent over the past five quarters under the current management team.
We have also provided total loan losses taken for this book since the beginning of 2008. This totals just over 900 million or 11 percent of total loans. As you can see, the combination of our [marking]-to-market of the portfolio and the loan losses taken in the last few years is just under 2 billion or 24 percent of the loan book.
In conclusion, we are satisfied we understand the risk in the portfolio. In our view, possible future losses, even under an adverse economic scenario, would be manageable.
I will now turn the presentation over to Colleen.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Thanks, Mark.
Please turn to slide 12.
This slide is an overview of the key terms and metrics of the transaction. A more detailed summary of transaction terms is available in the appendix of this presentation.
TD has agreed to acquire 100 percent of South Financial in a public market transaction requiring no financial assistance from the Federal Deposit Insurance Corporation. TD has agreed to pay approximately U.S. 61 million for the outstanding common shares of South Financial. South Financial common shareholders are entitled to be paid 28 cents per share in cash or receive shares of TD common stock at a fixed exchange ratio of .004 TD common shares for each South Financial common share. This is at a discount to the current market cap of South Financial common share.
In addition, TD has agreed to purchase the U.S. 347 million of South Financial’s outstanding TARP preferred shares and warrants from the U.S. Treasury for U.S. 130.6 million. South Financials trust preferred and REIT preferred securities will remain outstanding.
Additionally, as part of the transaction, TD has agreed to purchase South Financial voting preferred stock representing 39.9 percent voting power after issuance, and TD will issue 1,000 common shares as consideration. With respect to the voting preferred shares, the Audit Committee of South Financial has approved the reliance on the NASDAQ exception, which provides that no shareholder approval is required when the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise.
In connection with the transaction, TD intends to issue about Canadian 250 million in common shares in Canada before closing. Restructuring charges incurred will be offset by deal synergies.
The transaction is expected to be accretive in fiscal 2011. The return on invested capital based on adjusted earnings is expected to be greater than 9 percent by 2012. The IRR is expected to be greater than 18 percent.

We expect the impact on Tier 1 capital will be approximately 40 to 50 basis points after taking into account the issuance of common shares. We expect the deal to close in fiscal Q3 of this year subject to required regulatory and shareholder approval — overall, a solid financial deal.
I’ll now turn the presentation back to Ed.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Thanks, Colleen.
To summarize, this is an excellent deal. It’s consistent with our strategy and what we’ve been signaling to the market that we intend to do. The transaction represents another key milestone as we continue to build out our US franchise.
With the acquisition of South Financial, we’re getting established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine to Florida footprint. We’ve acquired excellent management who will help us grow in the South.
This acquisition will not only accelerate our growth in key markets, but also enable us to deepen our market share by offering a broad suite of compelling retail and commercial banking products to South Financial customers and clients. After undertaking extensive due diligence, we’re confident that this transaction fits within our framework of only taking risk that we can understand and manage. It is a great opportunity for TD.
With that, let’s open up the line for questions.
ACT Operator:
Thank you.
Ladies and gentlemen, we will now conduct the question and answer session. If you have a question, please press the star followed by the one on your touchtone phone. You’ll hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you’re using a speakerphone before pressing any keys.
Your first question comes from Robert Sedran with CIBC World Markets. Please go ahead.
Robert Sedran — CIBC World Markets — Analyst
Hi there, good morning. Just a quick clarification, and then a question — so, Mark, on your slide 11, those loan balances that are there as of March 31st, is that net of provisions already taken, or is that gross?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
That would be — that’s gross, I believe, yes. It’s gross.
Robert Sedran — CIBC World Markets — Analyst
Okay, thank you.

And then, just in terms — I don’t know if it’s for Bharat or Ed, but, you know, we’ve talked a lot about Maine to Florida, but there really hasn’t been much between the Northeast and Florida in the past. I mean, it seems like there’s an awful lot of work to be done to infill that footprint if that’s something you’re looking to do. Can you talk about, you know, what you need to be in some of these states, or was this deal just more about Florida and you’ve gotten some other stuff to go with it?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
I don’t think — I’ll let Bharat leap in here, but I don’t think our intention is to go down to every state and have to do an acquisition so we have a perfectly looking map. I think our focus is where. In fact, as you know, we don’t like to be in a place if we can’t get ourselves into a top five or six position in the state.
And so, I think what this did was offer a dual opportunity — one, to, you know, significantly anchor our Florida franchise along with the FDIC’s acquisitions that we announced two or three weeks ago, and then second, then offer, particularly in South Carolina, a solid market position there.
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking
The only thing I’d add to that is that in South Carolina, it is attractive in its own right. It’s a growing state. It has attracted, you know, lots of businesses over the recent past. So, it is attractive, and we feel that without a model, you know, we can substantially organically grow the franchise there. So, with that and with Florida, this becomes very attractive.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
The other thing I’d like to underscore is I think what was particularly attractive to us was that we acquired a management team, as well. And I think, you know, if you look at our history, we like that we — with BankNorth, we got a great management team, with Commerce, we got a great management team, and I think with this, we’re getting a great management team.
And particularly, as we go out of the Northeast and into the South, we thought it was particularly useful to have a strong management team with good risk skills and good commercial lending skills. I think we’re — you know, I think we have a good feel for how you run the deposit side and the retail side, but I think we needed to have local management for the South on the lending side.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Operator, next question please.
ACT Operator:
Your next question comes from Andre Hardy with RBC Capital Markets. Please go ahead.
Andre Hardy — RBC Capital Markets — Analyst
Thank you. I just want to go back to page 11 quickly. The .9 million of losses previously taken, how much of that is allowances against the 8 billion versus loans that have been written off?

Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
So, that .9 billion is charge-off.
Andre Hardy — RBC Capital Markets — Analyst
Uh-huh.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
That — it’s all charge-off. It doesn’t include changes in allowances.
Andre Hardy — RBC Capital Markets — Analyst
Okay.
So, why are you suggesting that you’ve got an 11 percent provision against your 8 billion, or am I reading it wrong?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
No. I guess what we’re saying is that, during this period, the portfolio really didn’t grow and it was run off. And as you identified, in real estate, as you get the appraisals, you do charge them down. And a large percent of that is charging down against your book.
Andre Hardy — RBC Capital Markets — Analyst
Okay.
So — but, the true number is 13 percent of your existing loan book?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Of the existing loan book going forward, we believe the cumulative loss would be 13 percent.
Andre Hardy — RBC Capital Markets — Analyst
And that would be marked down at close, I presume?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Yeah.

Andre Hardy — RBC Capital Markets — Analyst
Okay.
Just then a quick- last question — why do this now, and why not wait for the bank to be taken over by the FDIC?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
I think our feeling is that, you know, there is a value destruction that goes on as you move from the — this state through the FDIC process. And so, again, to go back to say, you know, we were looking — what we thought attractive here is that it had a solid management team and it had a viable business.
This team came in a few years ago, have done a terrific job in cleaning this up and holding and attracting really good people. And so, we were worried that if you sat there and said, well, why don’t I wait until this goes through the FDIC process, you would actually end up with an entity that was less valuable.
Andre Hardy — RBC Capital Markets — Analyst
Thank you very much.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Mario Mendonca with Canaccord Genuity. Please go ahead.
Mario Mendonca — Genuity Capital Markets — Analyst
Good morning. In looking at page 11 again, is it fair to say that the 40 to 50 basis point decline in the Tier 1 ratio reflects taking that $1 billion charge against the book?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
The amount of — the capital ratio relates to the amount of risk weighted assets that we have in the deal, which is about 10 and a half billion in risk weighted assets — obviously would include the mark and some goodwill, as well.
Mario Mendonca — Genuity Capital Markets — Analyst
So, I guess that’s what I’m getting at, that you’ve taken into account the goodwill created by taking this charge -
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah.

Mario Mendonca — Genuity Capital Markets — Analyst
— In discussing the 40 to 50 basis points.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Exactly, yeah.
Mario Mendonca — Genuity Capital Markets — Analyst
Okay.
Along just a different sort of way of thinking about it, when you’re referring to the returns you expect on this deal, what base are you using as the sort of — is it the 200 million or so that you’re paying for this, the 60 plus the 130, or is there some other base you think about when you’re referring to the returns?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, that’s essentially the investment.
Mario Mendonca — Genuity Capital Markets — Analyst
The 200 million or so?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
[Inaudible.]
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, sorry, yeah, including the additional — like the goodwill, as well.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
And it’s a total investment that we have to recapitalize the company. So -
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, sorry, sorry. Yeah. See, it’s the amount paid — it’s the total amount of capital that we have to hold against this, which is closer to the billion or so.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Uh-huh.

Mario Mendonca — Genuity Capital Markets — Analyst
And that’s what you’re using as your base to calculate the return?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Right.
Mario Mendonca — Genuity Capital Markets — Analyst
Thank you.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Cheryl Pate with Morgan Stanley. Please go ahead.
Cheryl Pate — Morgan Stanley — Analyst
Hi, good morning. I think the question’s probably for Colleen. Can you talk a little bit about the economic scenario that you’re assuming in the base case purchase accounting mark-to-market sort of inline with what type of GDP growth, unemployment, etc., is in that base case?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Why don’t I maybe start with the way we’re marking the book, and then I’ll maybe turn that back to Bharat to talk about the scenario that we’re looking at. So, we — as we mark the book, we think we’re marking it appropriately, given the uncertainties in the credit environment right now in the United States.
And, Bharat, in terms of the growth scenario?
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking
Yeah. So, when we talk about business to expand and what Colleen said, you know, we are expecting, you know, some of these markets to continue to evidence, you know, weakness. And so, we’ve taken that into account when we have looked at this portfolio.
And as Mark mentioned in his comments that if the economic environment were to turn sour even further, we feel that overall losses are manageable. So, you know, I feel comfortable that we have looked at this in a conservative way, making sure that, you know, we have looked at the portfolio, we’ve done extensive due diligence on the book, and given the macro situation in this market, you know, this is appropriately marked.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer

Cheryl, if I was — it’s Ed here. You know, I look at this and say what’s the business risk here. I know the market will immediately go to credit losses. I actually don’t think that’s the — is the business risk.
The business risk is that the US interest rate environment stays weak for a longer period of time, which means, ultimately, we believe, you know, you’ll get your returns. But, I think the bigger risk is that you take longer to get your — to make those deposits valuable to you because of the interest rate environment in the US.
I think that’s the bigger risk here, and doing any deal where you’re adding more to your deposit base. So, we assume the forward curves are realized, but, you know, I think there’s always a possibility that they won’t be.
Cheryl Pate — Morgan Stanley — Analyst
Okay.
And is the intention to run down the broker deposits over time?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Yes.
Cheryl Pate — Morgan Stanley — Analyst
And just one last question if I can — just, can we get some more color on the synergies that you’re expecting with the deal? Expected to sort of offset the restructuring costs, but any further color you can give us there?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, I think on a pretax basis, we’re looking at synergies in the sort of roughly 65 million range, and we’ll probably reinvest about half of that in the franchise.
Cheryl Pate — Morgan Stanley — Analyst
Okay, great. Thank you.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please?
ACT Operator:
Your next question comes from John Reucassel with BMO Capital Markets. Please go ahead.
John Reucassel — BMO Capital Markets — Analyst
Thank you. Colleen, just wanted to confirm the answer to Mario’s question. The return on invested capital of 9 percent does include the 250 million equity offering contemplated, so the $1 billion of capital, all that’s in there?

Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, essentially, it includes all of the capital we have to hold against the deal, which is sort of the economic capital as well as the investment, essentially. So, it’s — roughly, it’s roughly about $1 billion.
John Reucassel — BMO Capital Markets — Analyst
Okay. And — okay.
And then, just two smaller points — questions — what — the TARP preferreds, are you gonna keep them or cancel them or what’s the plan there?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Yeah, they’d get canceled as part of this process.
John Reucassel — BMO Capital Markets — Analyst
Okay, so this process will cancel that.
And how does the conversion of the preferred stock, how does that impact your capital going forward, or is there any impact, or could you talk about that?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Are you asking about the trust preferreds that we keep outstanding?
John Reucassel — BMO Capital Markets — Analyst
Yes.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Yeah, I think we’re still have discussion with the regulatory agent with OSFI of whether they’ll recognize those or not.
John Reucassel — BMO Capital Markets — Analyst
Okay, okay.
So, not sure whether that’s gonna count for Tier 1 yet?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Not sure.
John Reucassel — BMO Capital Markets — Analyst

Okay. Thank you.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Darko Mihelic with Cormark Securities. Please go ahead.
Darko Mihelic — Cormark Securities — Analyst
Oh, hi, good morning. I want — I’d love to get a little more clarity here on the billion dollar purchase price. We have $60 million payable in cash or TD common stock, $130 million for the U.S. Treasury, another $250 million issue. That’s about 440. So, the other 560 million, what is that? Is that the mark, Colleen, on the book?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
No, that’s really the amount of capital that we have to hold for the balance sheet, essentially.
Darko Mihelic — Cormark Securities — Analyst
Okay.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
So, we have about 10.5 billion in risk-weighted assets that come with this deal. So, it’s essentially the amount of invested capital that we need.
Darko Mihelic — Cormark Securities — Analyst
Okay.
And so, the 9 percent return on capital, could you talk a little bit about the tax rate sort of assumed with that and, you know, planning around that to get the 9 percent sort of ROIC?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, that’s at — essentially, that’s at the full corporate rate, which is currently sort of 35 percent or so.
Darko Mihelic — Cormark Securities — Analyst
Okay.
So, that’s about $90 million of earnings by 2012.

Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah.
Darko Mihelic — Cormark Securities — Analyst
And this company, I think, in 2006 earned about 112 million.
I guess, lastly — and please don’t take this question the wrong way — but, I don’t think you guys have ever hit your ROIC in the US on any of the deals that you’ve so far done. With this extra $1 billion, this is gonna take you up to over — let’s call it 18.5 billion for ease of rounding in terms of your invested capital for this.
So, what might be interesting is sort of what would your sort of ROIC look like in 2012 for the entire U.S. division? Internally, I think investors would like to know that. Do you have — is there any — could you guys give us any clarity on what you guys are looking for from your overall combined business for 2012?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
It’s Ed here. And so, we tend to think of it in U.S. dollars. So, we have about US $17 billion invested in this. We’ll add — you’re right — another approximately $1 billion, just — so, we have about $160 million in goodwill created here net after the writedowns and after the acquisition price, and then what you’re really doing is then saying, well, how much do you have to capitalize your assets. That’s how we get to the investor base.
So, if you’re — you know, the reality is these acquisitions are not going to fundamentally change the ROIC of our U.S. operations. They’re not lowering it, but they’re not, you know, they’re not big enough and the ROIC on them is not high enough, and I don’t think you can do deals in the U.S. that would that would alter that.
So, you really have to go back and say, on the existing investment, you know, how do you get the ROIC up. And there really are three core drivers of that, and one is your PCLs come down. And so, we believe that, you know — we can talk about it more in the analyst meeting, but there will be a turning point here where you’ll start to see PCLs come down.
Secondly, your interest rates come up, and so you get some margin restoration on the deposit side. And third, can you optimize the franchise? This, as I said before, is a relatively thin franchise in the sense of the number of products that we’re selling to the customers, even though we have a phenomenal customer base, and we believe that we can, in fact, sell many more products to the customer base.
What this does is obviously now give us, you know, a strong market share, particularly in South Carolina now, and in Florida, and more branches and deposits and customers where we can, in fact, optimize even more. Those are the ways we’re going to change the ROIC.
Darko Mihelic — Cormark Securities — Analyst
Right.
And so, taking those drivers — I guess what I’m asking, Ed, is are you prepared to think about talking, at least maybe even by the second quarter conference call, using these same set of assumptions that you’re using for this acquisition, which would take into account these same drivers, and be prepared to talk about what your ROIC expectations are for TD Bank, America’s Most Convenient Bank in the U.S., by 2012?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
I think we’re looking towards having an investor meeting in June-.
Darko Mihelic — Cormark Securities — Analyst
Okay.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Like we did before and why don’t I have Bharat chat. But, we can talk about sort of laying out, you know, what you’d have to believe to get different results.
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking
Darko, this is Bharat. We plan to have an investor half day, I guess, in New York some time in June. I’m sure Colleen’s team will get the dates out over the next few days. But, the plan is to have half a day where we will go through the drivers that just — Ed talked about. And hopefully, you know, that will give you a sense for how we are looking at the franchise, you know, what our expectation is, and more importantly, you know, how our optimization journey is proceeding. So, hopefully, that’ll address some of the issues you’re talking about.
Darko Mihelic — Cormark Securities — Analyst
Great. Thanks very much, guys.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Brad Smith with Stonecap Securities. Please go ahead.
Brad Smith — Stonecap Securities — Analyst
Thanks very much. I just had a question about the $250 million equity issue that you’re planning to do in the interest of prudence. The — you know, I — it’s such a small amount of capital. I just — I’m trying to understand why that’s, you know, being linked into this transaction at all. And if it is, you know, in the interest of capital prudence, why wouldn’t you actually increase it so that you’re - ?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
You got cut off there. Are you still there?

Brad Smith — Stonecap Securities — Analyst
Yeah.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Okay.
It’s Ed here. Maybe I can try to answer that. I think, you know, we’re in a pretty unusual time. As you know, you know, significant amount of regulatory change going on in the world, extensive global discussions of what the capital regimes, you know, ought to prevail going forward.
And I think Canada is an unusual position in that. Because we didn’t have the problems that other nations did, I think our governmental officials, you know, want to make sure that we take an aggressive position in the international forum to say we believe in reform, we want to get the capital rules right, and we want to make sure that there’s a level playing field, because I think for Canadian banks, what you want to be ensured that in fact everyone actually signs — whatever rules we have, everyone signs up, and in fact, that they’re implemented.
So, I think in that context, I think, you know, our government wants to make sure that Canadian banks are not significantly running down their admittedly high Tier 1 ratios through doing acquisitions, that they in a sense have strong ratios in those discussions so that they can take that leadership role. And I think this is a statement of our willingness to support the government of Canada in those positions.
Brad Smith — Stonecap Securities — Analyst
Thank you very much.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Michael Goldberg with Desjardins Securities. Please go ahead.
Michael Goldberg — Desjardins Securities — Analyst
Thanks. Good morning. I’d just like some clarification on the expected remaining lifetime credit losses in the portfolio. And looking at that number in relation to the purchase equation on this transaction, what will be the mark in the purchase equation, and how much would be remaining after that mark of the $1 billion expected remaining lifetime losses?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
So, Michael, are you asking — are you backing into sort of the goodwill piece here, or what are you asking?
Michael Goldberg — Desjardins Securities — Analyst

Well, I’m just saying you’re buying this company below market, below book. So, there’s a mark that’s being taken in the purchase equation where, you know — which represents a portion of the $1 billion expected remaining credit losses.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Right.
Michael Goldberg — Desjardins Securities — Analyst
I’m just wondering how much is that and how much will be the — will the — how much expected remaining credit losses wouldn’t be covered by that mark in the purchase equation?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
So, this is intended to cover 100 percent of the losses. So, if you look at again the equation, if you look at the net tangible book value of the organization right now, we’re obviously gonna put through these marks tax effective plus some other balance sheet adjustments, which gives rise to a relatively small amount of goodwill and intangibles. But, we’re really covering 100 percent of the credit mark.
Michael Goldberg — Desjardins Securities — Analyst
Okay.
So, the purchase equation — I just want to be clear — will cover — there will be a haircut of $1 billion on the carried value of the loans.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Correct.
Michael Goldberg — Desjardins Securities — Analyst
Okay.
I have one other, I guess one other clarification. What’s the purpose of the voting preferred share acquisition?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
I guess — it’s Ed here again. You know, when you go into this transaction and you’re doing a take under in terms of the offering for the common shares, you like to be as in strong a position, voting position as you can.
So, when we acquire 39.9 percent dilutive voting interest in the company that we can vote those shares in any way we want, that gets us a long way towards getting the 51 percent approval of this transaction.
Michael Goldberg — Desjardins Securities — Analyst

Okay.
Does it — is another way to look at it that it provides you bid protection?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Yeah, I think it does that, as well. But, I think that we think — you know, we believe that when the shareholders step back and they see what the message is of the management team and the company of what the alternatives are, that this will be seen as, in fact, a good transaction for them. But, we recognize that if you’re a shareholder, it is a significant reduction from, you know, what you might have hoped for.
Michael Goldberg — Desjardins Securities — Analyst
Right.
And you said that this was a negotiated transaction. Was TSFG in discussion with any other parties, potential bidders for the company?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
If you read their press release, they’ll outline that they had an extensive survey of their alternatives before they came to this transaction.
Michael Goldberg — Desjardins Securities — Analyst
Okay, thank you very much.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Mark Lynch with Wellington Management. Please go ahead.
Mark Lynch — Wellington Management — Analyst
It’s been asked. Thank you.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Okay, next question, then.
ACT Operator:
Your next question comes from Sumit Malhotra with Macquarie Capital Markets. Please go ahead.

Sumit Malhotra — Macquarie Capital Markets — Analyst
Good morning. First, for Mark, if I look at the financials for TSFG, it looks like they had 375 million in non-performing loans at the end of March. And you’re assuming a $1 billion mark — or not assuming — you’re telling us you’re gonna take a $1 billion mark on the portfolio.
Obviously, you’ve touched on CRE. Just, is there specific comments you can give us on the other 600 million, which areas of the book do you think are not perhaps marked appropriately or where you want to be more conservative in taking your writedowns.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Yes. You know, I think the — in going through the analysis and arriving at what we feel the expected loss in the book is, you know, not surprisingly, it’s concentrated in the, you know, the residential development and the commercial development part. You know, that’s an area that they’ve been focused on over several years and they’re working down. Even just in the last five quarters, as I mentioned, it’s down 37 percent. I think that’s the major area that kind of is the worst.
The other ones I would put kind of just in generally not a particular outlier other than, you know, given the current economic condition, they are in distress, so there’s nothing specifically I would point out in the other category that we’re overly worried about other than, you know, just the normal stress you see in those segments.
Sumit Malhotra — Macquarie Capital Markets — Analyst
And just -.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, but I think it’s probably helpful to clarify. So, obviously, the existing allowances are based on audited results. And certainly, everything we’ve seen would suggest that the South management has been — they have been conservative in the way they’ve managed the book.
What you get in terms of these additional marks is really more of a remaining life type mark as opposed to the GAAP accounting, which leads you to a shorter timeframe. So, obviously, given the accounting requirements, the book is appropriately valued in their financial statements. But, this really represents the lifetime losses expected, hence the increment.
Sumit Malhotra — Macquarie Capital Markets — Analyst
So, you take the billion in what we’ll call lifetime losses on close and - .
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah.
Sumit Malhotra — Macquarie Capital Markets — Analyst

Going forward, you’re saying this — you close in Q3. So, let’s say by Q4 2010 when TD reports, any losses in the TSFG portfolio will be something new that has emerged subsequently. Is that a fair way to think about it?
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
That’s right, yeah.
Sumit Malhotra — Macquarie Capital Markets — Analyst
Okay.
Very quickly, you know, this was more of the issue for Commerce — I don’t think it’ll be as much, although there are some non-performing assets in the securities portfolio. Any comments you want to give us, Mark, on the securities book?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
No, the securities book is supposed to be of high quality, and we can exit, you know, effectively — doesn’t have any of the similar problems with the Commerce portfolio.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, it’s mainly agency MBF, very high quality.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Yeah.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Highly liquid.
Sumit Malhotra — Macquarie Capital Markets — Analyst
And finally, for Ed and Bharat — four deals in the past month in the US Southeast. I think Rob may have been touching on this, as well. Just, I mean, more shorter term, is the bank closed now when considering acquisitions, or if an FDIC-assisted or even unassisted transaction comes up that you like that’s in your footprint, are you still open for business having to integrate these four?
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
Well, I figure Bharat’s only working half time now, so there’s still lots of capacity, but I’ll let him address that.
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking

Yeah. So, you know, we talk about four, but, Sumit, actually, it’s two, right? I mean, there were a couple in Florida -.
Sumit Malhotra — Macquarie Capital Markets — Analyst
Sure, yeah.
Bharat Masrani — TD Bank Financial Group — Group Head, U.S. Personal & Commercial Banking
Very small. Like, one had two store operations. The other one had eight stores. So, we’ve done two. The great thing in this particular one is that, you know, we are also acquiring talent, and that increases our capacity. And so, you know, I think this is tremendous for us.
Now, obviously, you know, our intention is to integrate the three that we acquired in Florida, or one plus the smaller ones, before the end of our fiscal year. And South Financial would be converted towards the middle part of next year.
So, we feel that this is tremendous. You know, we do have the capacity and, you know, we — one never wants to say never, but we are very happy with the footprint that we have. But, should a compelling opportunity come up, we will certainly look at it and, you know, make sure that we do the right analytics, including our capacity to handle the transaction.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
But, I think — we’re not deal junkies, and so I think, you know, we’ll make sure that we optimize what we have here.
Sumit Malhotra — Macquarie Capital Markets — Analyst
Thanks, guys.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Next question please.
ACT Operator:
Your next question comes from Michael Goldberg with Desjardins Securities. Please go ahead.
Michael Goldberg — Desjardins Securities — Analyst
Sorry, just one other one I forgot to ask — will there be any addition of non-performing loans when you do, you know, consolidate South Financial?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
You know, you’ll take on the ones that they currently have. So, there would be an addition from that perspective, yes.

Michael Goldberg — Desjardins Securities — Analyst
How much would that be as of now?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Michael, I don’t have that exact figure.
Ed Clark — TD Bank Financial Group — President & Chief Executive Officer
375.
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
375 million.
Michael Goldberg — Desjardins Securities — Analyst
In effect, the allowance that they have, which will be eliminated through the mark, and the haircut that you take in the purchase equation together could be viewed as sort of a phantom allowance against all the loans since it won’t show up as part of your consolidated allowance. Is that a fair way to look at it?
Mark Chauvin — TD Bank Financial Group — Executive Vice President & Chief Risk Officer
Yeah, I would look at it that way.
Colleen Johnston — TD Bank Financial Group — Group Head Finance & Chief Financial Officer
Yeah, and I think what’s important, Michael, for us is that we do a good job on a go-forward basis on the disclosures on all of this, because now, obviously, we have our — you know, we have the normal impaired loans, we have our debt securities. We’ve now got covered loans, which is the FDIC piece, and then this additional piece. So, we’ll be sure to provide appropriate granularity so that everybody can understand the various components.
Michael Goldberg — Desjardins Securities — Analyst
That’s great, thanks.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Okay, next question please.
ACT Operator:

Ladies and gentlemen, if there are any additional questions at this time, please press the star followed by the one. As a reminder, if you’re using a speakerphone, please lift your handset before pressing the keys.
There are no further questions at this time. Please continue.
Rudy Sankovic — TD Bank Financial Group — Senior Vice President, Investor Relations
Okay.
So, we’ll wrap it up. And I’d like to thank everyone for participating this morning. If you have any further comments or questions, please call our Investor Relations team. And that concludes our call, so thank you very much.
ACT Operator:
Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

THE FOLLOWING ARE MATERIALS USED IN THE CONFERENCE CALL WITH INVESTORS HELD ON MAY 17, 2010

# Building the better bank every day

TD Bank Financial Group

## TD Bank Agrees to Acquire The South Financial Group

May 17, 2010

TD Bank Agrees to Acquire The South Financial Group May 17, 2010

Caution regarding forward-looking statements From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”. Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws. 2

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 3

Highlights ; Extends presence in attractive Florida market, establishes franchise in the Carolinas ; Strong South Financial management team in place since 2008 ; Loans appropriately marked given credit environment, credit risk well-understood and manageable ; Solid financial returns Opportunity to leverage TD’s retail and commercial banking ; model Top 10 in deposits in U.S. with stores in 14 states 4

# The South Financial Group: Overview

TD Bank Financial Group

## About South Financial

- Bank holding company headquartered in Greenville, SC with 176 stores
- Operates as Carolina First Bank in North and South Carolina, and as Mercantile Bank in Florida
- Nasdaq(GS): TSFG

| | |
|---|---|
| ***Balance Sheet** US$* | |
| Assets[1] | $ 12.4B |
| Loans[1] | $ 8.0B |
| Deposits[1,2] | $ 9.8B |
| ***Stores*** | |
| South Carolina | 83 |
| Florida | 66 |
| North Carolina | 27 |
| ***Other*** | |
| Employees | 2,144 |
| ATMs | 197 |
| Households | ~245,000 |

5

The South Financial Group: Overview About South Financial Balance Sheet US$ Assets1 $12.4B • Bank holding company Loans1 $8.0B headquartered in Greenville, SC Deposits1,2 $9.8B with 176 stores Stores • Operates as Carolina First Bank in South Carolina 83 North and South Carolina, and as Florida 66 Mercantile Bank in Florida North Carolina 27 Other • Nasdaq(GS): TSFG Employees 2,144 ATMs 197 Households ~245,000 Top 40 commercial bank in the U.S. by assets 1. Financial data based on SEC filings for March 31, 2010 5 2. Includes $2.0 billion of brokered deposits

# Further Enhances Presence in Attractive Florida Market

TD Bank Financial Group

Jacksonville
Perry
Gainesville
Ocala
Orlando
Tampa
Lakeland
St Petersburg
Port St. Lucie
Miami
TD Bank, America's Most Convenient Bank
Riverside, First Federal, AmericanFirst
The South Financial Group

## Pro Forma Rank in Florida[1,2]

## Stores in Florida

2007
Q2 2010
Pro Forma 2
9
103
169

**Top 10 in stores and deposits**

6

Further Enhances Presence in Attractive Florida Market Pro Forma Rank in Florida1,2 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits Wells Fargo & Co. 703 1 64,257 2 Bank of America Corp. 665 2 72,758 1 SunTrust Banks Inc. 565 3 39,903 3 Regions Financial Corp. 403 4 17,450 4 BB&T Corp. 301 5 16,447 5 JPMorgan Chase & Co. 242 6 10,766 6 TD Pro Forma 169 7 7,442 10 Fifth Third Bancorp 167 8 7,610 9 PNC Financial Services Group 113 9 6,034 11 BankAtlantic Bancorp Inc. 100 10 4,077 15 Stores in Florida 2 2007 Q2 2010 Pro Forma 9 103 169 Top 10 in stores and deposits 1. Source: SNL Financial as at June 30, 2009. 2. Aggregate of current 103 TD and 66 The South Financial Group. 6

# Establishes Strong Franchise Position in the Carolinas

TD Bank Financial Group

Kingsport
Johnson City
Morristown
Knoxville
Boone
Winston Salem
Greensboro
Raleigh
Danville
Rocky Mount
Wilson
Goldsboro
Kinston
UNITED STATES
NORTH CAROLINA
Charlotte
Greenville
Spartanburg
Laurinburg
Fayetteville
Lumberton
Wilmington
Greenwood
Athens
Columbia
Sumter
Florence
Conway
SOUTH CAROLINA
Myrtle Beach
Georgetown
Augusta
Macon
Warner Robins
Statesboro
GEORGIA
Charleston
Hilton Head Island
Savannah
Hinesville
Waycross
The South Financial Group

## Pro Forma Rank in South Carolina[1]

## Pro Forma Rank in North Carolina[1]

**Solid base for continued growth in new markets**

1. Source: SNL Financial as at June 30, 2009.

7

Establishes Strong Franchise Position in the Carolinas Pro Forma Rank in South Carolina1 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits First Citizens Bancorp. 172 1 5,499 5 Wells Fargo & Co. 151 2 11,463 1 Bank of America Corp. 116 3 8,076 2 BB&T Corp. 116 4 6,324 3 TD Pro Forma 83 5 5,505 4 SunTrust Banks Inc. 69 6 1,958 9 First Financial Holdings Inc. 57 7 2,088 7 SCBT Financial Corp. 48 8 2,025 8 Synovus Financial Corp. 45 9 4,049 6 Regions Financial Corp. 37 10 1,060 11 Pro Forma Rank in North Carolina1 # of Rank by Deposits Rank by Institution Stores Stores (US$MM) Deposits BB&T Corp. 361 1 33,736 3 Wells Fargo & Co. 321 2 112,794 1 First Citizens BancShares Inc. 281 3 10,819 4 Bank of America Corp. 203 4 83,779 2 SunTrust Banks Inc. 197 5 7,968 6 Royal Bank of Canada 182 6 8,497 5 Woodforest Financial Group 85 7 52 95 First Bancorp 78 8 2,549 8 Fidelity Bancshares Inc. 63 9 1,160 15 Fifth Third Bancorp 59 10 2,748 7 TD Pro Forma 27 18 900 21 Solid base for continued growth in new markets 1. Source: SNL Financial as at June 30, 2009. 7

Leverage TD’s Retail & Commercial Banking Model Leverage leading service and convenience model Best-in-market hours TMculture Introduce TD’s extensive banking product suite Greater product selection for retail and commercial customers Increase cross-sell of Wealth & Insurance products to deepen client relationships Expanded commercial offerings Expand Commercial offerings to include FX, Interest Rate Swaps, Corporate Banking, Asset Based Lending and Leasing Opportunity to grow in South Financial’s markets 8

Implementation Roadmap TD has a scalable platform and our management team has significant integration experience South Financial closing expected in fiscal Q3 2010 and systems conversion in 2011 — leaves adequate lead time to plan/complete conversion Business as usual for staff and customers of South Financial until conversion TD branding and product suite will be introduced at conversion Strong integration experience 9

# South Financial Loan Portfolio[1]: Mix

TD Bank Financial Group

CRE - Owner Occupied 16%
CRE - Income 26%
CRE - ADC 2 15%
Retail 19%
C & I 24%

- Effective, proactive portfolio management over last 2 years
- Extensive due diligence review
- In-footprint lending focus
- Loans appropriately marked given credit uncertainty

**Well understood and manageable credit risk**

10

South Financial Loan Portfolio1: Mix Effective, proactive portfolio CRE — Owner management over last 2 Occupied CRE — Income 16% years 26% 2 Extensive due diligence CRE — ADC 15% review Retail In-footprint lending focus 19% C & I Loans appropriately marked 24% given credit uncertainty Well understood and manageable credit risk 1. Financial data based on SEC filings for March 31, 2010 10 2. Includes residential construction and commercial real estate development

Loan Portfolio: Credit Losses Balance Expected Remaining US$ billion Mar 31/101Lifetime Credit Losses2 C & I $1.9 $0.2 CRE – Income 2.1 0.2 8%9% CRE — Acq’n, Development, Construction 1.2 0.4 34% CRE — Owner-occupied 1.3 0.1 6% Total Commercial Loans $6.5 $0.8 13% Total Retail Loans $1.5 $0.2 15% Total Loans $8.0 $1.0 13% Loan Losses previously taken3 $0.9 11% Total Loan Losses Previously Taken & Expected $1.9 24% Credit marks reflect expected lifetime losses 1. Financial data based on SEC filings for March 31, 2010 2. Based on TD’s internal management estimates. Totals may not add due to rounding. 11 3. Total loan losses from January 1, 2008 to March 31, 2010

Key terms and metrics Value to South Financial common Approximately US$61 million, payable in cash (US$0.28 per share) or TD common shares shareholders: (0.004 TD common shares per South Financial share) at election of South Financial shareholders Value to U.S Treasury : US$347 million of South Financial preferred shares issued to the U.S. Treasury, accrued and unpaid dividends, and warrants for a total of US$130.6 million in cash Other stakeholders : US$207 million trust preferred and US$32 million REIT preferred remain outstanding Additional terms: TD has agreed to purchase voting preferred stock of South Financial representing 39.9% pro forma voting power for 1000 TD common shares TD common share issuance1: Intend to issue approximately C$250 million worth of TD common shares in Canada prior to closing Earnings impact2: Expected to be accretive in fiscal 2011 Return on Invested Capital2,3: Expected to be greater than 9% by 2012 Internal Rate of Return2: Expected to be greater than 18% Impact on TD’s Tier 1 capital2: Decrease of approximately 40 to 50 bps Expected closing: Fiscal Q3 2010 subject to regulatory and South Financial shareholder approval 1. Issuance not expected to be registered under the U.S. Securities Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. 2. In these projections, TD’s and South Financial’s earnings estimates are based on TD’s internal management estimates, and the Tier 1 capital impact assumes the issuance by TD of C$250 MM of common shares coincident with closing of the acquisition. Projections are subject to risks and uncertainties that may cause actual results to differ. See slide 2 for details. 3. ROIC and IRR are non-GAAP measures that may not be comparable to similar measures used by other issuers. ROIC is explained and reconciled to GAAP in 12 TD’s First Quarter 2010 Report to Shareholders on p. 7. IRR is based on our 5 year projection of adjusted earnings and a terminal multiple of 12X.

Conclusion ; Extends presence in attractive Florida market, establishes franchise in the Carolinas ; Strong South Financial management team in place since 2008 ; Loans appropriately marked given credit environment, credit risk well-understood and manageable ; Solid financial returns Opportunity to leverage TD’s retail and commercial banking ; model Top 10 in deposits in U.S. with stores in 14 states 13

# Building the better bank every day

TD Bank Financial Group

Appendix

Appendix

Appendix: Summary Transaction Terms Consideration to South Approximately $61 million in total value Financial Common Election to receive either: Shareholders •US$0.28 per South Financial common share in cash, OR • .004 shares of TD Common Stock for each South Financial common share Consideration to U.S. US $130.6 million in cash for the following securities purchased by U.S. Treasury at an Treasury original price of US$347 million • 347,000 shares of South Financial’s Fixed Rate Cumulative Perpetual Preferred Stock, Series 2008-T, plus accrued and unpaid dividends • South Financial Warrant to purchase 10,106,796 shares of the Company’s common stock at an initial per share exercise price of US$5.15 Trust preferred and REIT Remain outstanding preferred securities All deferred dividends will be brought current after closing Other outstanding South Converted into a total of approximately 715,000 shares of South Financial Common Financial preferred stock Stock in connection with the execution of the Merger Agreement Issuance of South Shares issued in exchange for 1,000 shares of TD Common Stock Financial Series M Votes with South Financial Common Stock as a single class Preferred Stock to TD Entitled to 39.9% of total South Financial voting power after issuance Issuance of Series M Preferred Stock will rely on “financial viability exception” in Nasdaq listing rule 5365(f) Projected Closing Date Promptly following receipt of required regulatory approvals and South Financial shareholder vote (expected in TD’s Fiscal 2010 Third Quarter) Proposed TD Common In connection with the transaction, TD intends to issue and sell approximately Cdn Stock offering $250 million worth of TD common shares in Canada prior to the closing date Other TD may purchase additional common shares of South Financial from time to time through market purchases or otherwise in its discretion and dependent on market conditions and applicable securities laws 15

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 18, 2010
Daily News Brief
May 18, 2010
Compiled by Lauren S. McClintock, Corporate and Public Affairs

TD BANK NEWS
1.	TD Bank Agrees To Buy Troubled South Financial For $191.6M — Dow Jones [Similar article appeared at FOXBusiness.com.]
Toronto-Dominion Bank (TD) will buy at a discount troubled South Carolina-based The South Financial Group Inc. (TSFG), paying $191.6 million in cash and stock.
2.	TD Bank’s Purchase of South Financial Is a Boon for the FDIC— The Wall Street Journal
The sale of a small troubled bank in South Carolina means big things in the government’s efforts to close the nation’s most troubled lenders.
3.	Greenville’s South Financial merges with TD Bank Financial Group — Greenville News (SC)
Greenville announced early this morning that it has entered into an agreement to merge with TD Bank Financial Group and become a wholly owned TD subsidiary. [TD Bank’s Bharat Masrani is quoted.]
4.	TD Bank officials ‘in love with Greenville’ — Greenville News (SC) [Article also appeared in the Tribune Times (SC).]
TD Bank officials have been to town, and “fallen in love with Greenville,” especially the pro cycling events, said Ben Haskew, president of the Greenville Chamber of Commerce.
5.	Deal to sell South Financial could face court challenge — Greenville News (SC)
The chairman of South Financial Group’s board of directors told The Greenville News he won’t be surprised if the deal to sell the banking company to Toronto-based TD Bank Financial Group faces a shareholder challenge in court. [TD Bank’s Bharat Masrani is quoted.]
6.	TD buys S.C.-based South Financial bank — The Philadelphia Inquirer
TD Bank Financial Group Inc. continued its expansion in the Southeast, agreeing to pay $191.6 million for South Financial Group Inc., a troubled South Carolina bank with $12.4 billion in assets, TD said Monday. [TD Bank’s Bharat Masrani is quoted.]

7.	TD Bank Financial to acquire more Florida bank assets — Sun-Sentinel (FL)
TD Bank Financial Group Inc. said in a statement Monday it’s signed a definitive agreement with The South Financial Group Inc. to acquire 100 percent of its outstanding common shares for about $61million in cash or TD common stock. In connection with this transaction, TD Bank Financial’s subsidiary TD Bank and Carolina First Bank are expected to merge.
8.	With mergers, Canadian bank quickly becoming a power in Florida — The Tampa Tribune
A Toronto-based banking giant has quickly become a power in Florida after buying three banks and now eyeing Mercantile Bank. [TD Bank’s Kevin Gillen is quoted.]
9.	South Financial CEO: ‘They were able to look beyond the problems’ — Charleston Regional Business Journal
Greenville-based South Financial announced this morning it would merge with Toronto-based TD Bank Financial Group of Toronto. South Financial’s Carolina First Bank and Mercantile Bank in Florida will become TD Bank. South Financial has been in negotiations with TD Bank representatives since late December or early January, as well as with other financial institutions, about a potential merger, Harton said.
10.	TD Bank buying South Financial Group — The Charlotte Observer [Similar coverage appeared on CNBC National; PBS National; WBBR-AM Radio (NY); WBZ-AM Radio (Boston), WFLA-TV NBC CH 8 (FL); WHNS-TV FOX CH 21 (SC & NC), WSPA-TV CBS CH 7 (SC & NC); WYFF-TV NBC CH 4 (SC & NC); WPTV-TV NBC CH 5 (FL); WACH-TV FOX CH 57 (SC); WIS-TV NBC CH 10 (SC); WLTX-TV CBS CH 19 (SC); WCSC-TV CBS CH 5; WWAY-TV ABC CH 3 (NC); WWAY-TV ABC CH 3 (NC).]
Greenville, S.C.-based South Financial Group, which has struggled with troubled real estate loans, said today that it’s being acquired by Toronto-based TD Bank Financial Group Inc. for $61 million in cash and stock.
11.	Carolina First merging with TD Bank — The State (SC)
Carolina First — the largest bank based in South Carolina — could soon become TD Bank in an acquisition announced this morning. [TD Bank’s Bharat Masrani is quoted.]
12.	TD Financial buys South Carolina’s South Financial Group — Charlotte Business Journal
Greenville, S.C.-based The South Financial Group, parent of Carolina First bank, has been acquired by TD Bank Financial Group of Toronto for about $191 million.
13.	Who is buying troubled banks in Florida? — Sun-Sentinel (FL) [Article also appeared in Orlando Sentinel.]
The biggest buyer of a Florida bank this year is TD Bank. In April, it bought Riverside National Bank of Fort Pierce with $3.4 billion in assets, plus two smaller banks that the FDIC threw into the deal. That 69-branch purchase tripled its presence in Florida and pushed it into the ranks of the top 10 banks in the state — speeding what would have taken five years of growth otherwise, said TD Bank President for Florida Kevin Gillen.
14.	TD Bank to buy South Financial for $191.6 mln — Reuters
Canada’s Toronto-Dominion Bank (TD.TO) agreed to buy troubled U.S. lender South Financial Group Inc (TSFG.O) for about $191.6 million to build on its presence in the U.S. Southeast, especially Florida.
15.	TD Bank to acquire South Financial/Mercantile Bank — South Florida Business Journal
In a deal that would make it among the largest banks in Florida, TD Bank Financial Group has signed an agreement to acquire The South Financial Group for $61 million in cash or stock. [TD Bank’s Bharat Masrani is quoted.]
16.	TD Bank Financial buys Mercantile Bank parent South Financial — Tampa Bay Business Journal
TD Bank Financial Group is buying The South Financial Group for nearly $181.6 million. The deal represents a change for one of the biggest banks in the Tampa Bay area. South Financial, headquartered in Greenville, S.C., does business in Florida as Mercantile Bank. As of June 30, the most recent information available from the Federal Deposit Insurance Co., Mercantile had 67 office and $3.1 billion in deposits in Florida. In the Tampa Bay area, Mercantile had 17 offices and $755.7 million in assets. [Similar story appeared in Boston Business Journal.]
17.	TD Bank to add Southeast locations in South Financial deal — Philadelphia Business Journal
TD Bank Financial Group said Monday that it has agreed to buy struggling South Financial Group for a discounted price. The move comes a month after TD bought three failed Florida banks.
18.	Toronto-Dominion to Rest After Deal Spree in South — American Banker
After Toronto-Dominion Bank agreed Monday to buy South Financial Group Inc. and bought three failed banks in Florida last month, the natural question is: What next? [TD Bank’s Bharat Masrani is quoted.]
19.	Treasury Steps In as FDIC-Assisted Deals Lose Allure — American Banker
Toronto-Dominion Bank’s announcement Monday that it plans to purchase South Financial Group Inc. is as notable for what it is not — a failed-bank deal with the Federal Deposit Insurance Corp. — as for what it is: an acquisition featuring key Treasury Department concessions on Troubled Asset Relief Program-related securities held by the target.
20.	$61M purchase helps TD expand southern footprint — NJBiz [Similar article appeared in The Star-Ledger (NJ) and at MyCentralJersey.com.]
TD Bank Financial Group, one of the largest banks in New Jersey, on Monday announced it will expand its presence in Florida and the Carolinas by acquiring the troubled Florida-

based South Financial Group for $61 million in cash or TD stock. The deal brings TD up to 1,300 branches in 14 states.

INDUSTRY NEWS
1.	Senators Seek Curbs On Foreign Bailouts — The Wall Street Journal
The Senate approved Monday a measure that could make it harder to deploy U.S. funds in rescuing foreign governments, signaling Congress’s unease with the sort of global economic aid recently given to Greece.
2.	Senate Votes for a Clear Credit Score — The New York Times
Anyone rejected for a credit card, car loan or department store charge account has most likely discovered a frustrating aspect of the government-mandated, free credit reports: the glaring absence of the numerical credit score that lenders rely on to make their decisions.
3.	Senate Weighing Reg Amendment to Limit ATM Fees — American Banker
Senate lawmakers are considering adding an amendment to the regulatory reform bill that could force banks and other automated teller machine operators to cap their processing fees at 50 cents.

TD BANK NEWS
1.	TD Bank Agrees To Buy Troubled South Financial For $191.6M By Nathan Becker May 17, 2010 — Dow Jones [Similar article appeared at FOXBusiness.com.]
Toronto-Dominion Bank (TD) will buy at a discount troubled South Carolina-based The South Financial Group Inc. (TSFG), paying $191.6 million in cash and stock.
TD also announced it will sell about C$250 million of stock, which the company said is for “prudent capital management.”
The U.S. Treasury also will sell its $347 million of preferred stock of South Financial obtained through the Troubled Asset Relief Program to TD and will discharge all accrued but unpaid dividends on the stock for $130.6 million.
Meanwhile, TD will pay South Financial’s common-stock holders 28 cents or 0.004 share of TD for their outstanding shares. Shares of South Financial, which has posted losses for eight straight quarters and was the subject of U.S. Federal Reserve enforcement actions earlier this month, closed on Friday at 67 cents, putting the stock down 65% the past year.
“With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said TD President and Chief Executive Ed Clark. “This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing.”

TD currently has operations at more than 1,000 locations along the east coast of the U.S. The deal announced Monday is expected to close during TD’s just-started fiscal third quarter.
South Financial has some $9.8 billion of assets and 176 locations in the Carolinas and Florida.
Earlier this month, the Fed announced enforcement actions against South Financial, prohibiting it from declaring or paying any dividends without approval. The company said last month its first-quarter loss widened and it warned that it would need to raise additional capital this year. South Financial owns and controls Carolina First Bank and other non-bank subsidiaries.
In March, TD posted stronger first-quarter earnings and lower loan-loss provisions, helped by strong results at its retail business in Canada and in wholesale banking, as well as “solid” results from its U.S. banking business.
Shares of TD closed at $70.89 on Friday and were inactive premarket. The stock has risen 75% in the past year.
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2.	TD Bank’s Purchase of South Financial Is a Boon for the FDIC By Marshall Eckblad May 17, 2010 — The Wall Street Journal
NEW YORK (Dow Jones)—The sale of a small troubled bank in South Carolina means big things in the government’s efforts to close the nation’s most troubled lenders.
The Canadian lender Toronto-Dominion Bank (TD, TD.T) on Monday agreed to buy the teetering South Financial Group (TSFG) for 28 cents a share, or less than half the 67 cents apiece South Financial’s shares were fetching before the weekend.
More striking than TD Bank’s discount, however, is the conspicuous absence of the Federal Deposit Insurance Corp.
The government regulator has closed more than 200 banks since the beginning of last year, soaking up losses as it worked to find buyers for the banks, or at least some of their pieces. Now, its benefiting from stronger lenders’ growing interest in buying banks before, not after, they fail.
“Institutions are becoming more interested in making acquisitions, including open bank acquisitions,” said FDIC spokesman Andrew Gray. “Obviously, that’s our preferred outcome, because it saves the deposit fund money.”
The trend also means bank regulators could see a smaller and smaller role in cleaning up the most troubled banks. During the real estate boom, hundreds of smaller U.S. banks rushed headlong into financing commercial real estate projects; when the bubble popped, many of those loans turned into hefty losses.

During the worst days of the financial crisis, some of the biggest U.S. banks bought loss-riddled competitors for next to nothing by waiting for the FDIC to first seize the struggling lenders, and wipe out current shareholders. J.P. Morgan Chase & Co. (JPM) expanded coast-to-coast when it purchased failed Washington Mutual Inc., for example, and PNC Financial Services Group Inc. (PNC) bought Ohio rival National City Corp.
Back then, very few banks were willing to assume the risk of taking on a distressed bank, so willing buyers could name ultra-friendly terms. Now, with the U.S. economy improving, bankers are rushing to make sure they don’t miss a chance to pick up competitors—and also their loans and deposits—for cheap.
In fact, there are now so many bidders for failed banks that the most eager banks could follow TD Bank’s model and start cutting deals with troubled banks that haven’t yet failed. The prices for distressed banks, in other words, are fast becoming less distressed. “FDIC deals have become overheated very quickly,” said Chris Marinac, managing principal at FIG Partners. “And regular-way mergers at low prices may be the new ticket.”
TD Bank’s outright purchase of a teetering lender in the Southeast—a crisis zone of the banking crisis—is the latest sign prices for troubled banks are rising.
Late last month, the FDIC seized three troubled banks in Puerto Rico and sold them off to stronger banks. Bidding was so strong that the FDIC said the seizures cost $500 million less than its forecasts. In mid-April, TD Bank itself outbid competitors for three failed Florida banks, and agreed to soak up a larger share of the failed banks’ future loan losses than the FDIC initially offered.
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3.	Greenville’s South Financial merges with TD Bank Financial Group May 17, 2010 — Greenville News (SC)
Greenville announced early this morning that it has entered into an agreement to merge with TD Bank Financial Group and become a wholly owned TD subsidiary.
The Greenville-based bank holding company, parent of Carolina First, had recently entered into a consent with the Federal Deposit Insurance Corp. to raise capital levels and reduce troubled assets.
TD, or Toronto-Dominion Bank, and its subsidiaries are known as the TD Bank Financial Group and is the sixth-largest bank in North American by branches and serves more than 18 million customers, according to the company announcement.
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, said the company. TD Bank is headquartered in Cherry Hill, N.J., and Portland, Maine.
According to the announcement, TD will acquire all outstanding shares of common stock of TSFG. Upon completion of the transaction, TD will acquire all of TSFG and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida.

“Our board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve,” said H. Lynn Harton, president and CEO of South Financial. “TD is a strongly capitalized financial institution with a prudent approach to risk management. It is committed to maintaining TSFG’s tradition of customer service and community involvement. TD’s AAA-rated financial strength will help the combined company position itself for future success and long-term growth.”
“TSFG offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our business,” said Bharat Masrani, president and CEO of TD Bank, America’s Most Convenient Bank. “We believe that we can add significant upside by applying our retail expertise and WOW! culture to this established regional bank. The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market. It also gives us a strong position in North and South Carolina, where Carolina First is a leading community bank with a solid base for market share growth and asset generation.”
Harton, according to the South Financial announcement, will join TD Bank’s management, stay in Greenville and report to Masrani.
It is unknown at this hour how large a presence the merged companies will maintain in Greenville or the number of employees.
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine.
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4.	TD Bank officials ‘in love with Greenville’ By Ben Szobody and Jenny Munro May 18, 2010 — Greenville News (SC) [Article also appeared in the Tribune Times (SC).]
TD Bank officials have been to town, and “fallen in love with Greenville,” especially the pro cycling events, said Ben Haskew, president of the Greenville Chamber of Commerce.
Developer Bo Aughtry, whose sole lender for the just-completed Main@Broad project was South Financial’s Carolina First Bank, said the exposure of Greenville to bank executives already illustrates how exposing people to Greenville ends up generating more economic opportunity.
“If you get somebody here, they’re going to love this market,” he said.
Whether Greenville loses anything in terms of both lending for local development and high-profile civic contributions depends on whether TD’s local executives will be free to make their own decisions, said Greenville Mayor Knox White, adding he believes that is likely to be the case.

He’s had contact with TD officials over the course of the past year, knew the group was interested in Greenville and said the bank puts a high premium on community involvement.
“We think this is obviously a positive,” said Steve Dopp, Charleston-based developer of the Westin Poinsett Hotel in downtown Greenville. “This is a very strong, very respected bank in the United States and Canada.”
Given South Financial’s current situation, “the best solution was an out-of-market bank” taking over, he said, adding he understands that most of the local management probably will be retained.
“Any time you lose a headquarters, you lose a certain amount of wealth,” Haskew said. “Hopefully, they will retain a headquarters function here.”
He added South Financial obviously needed financial support and this could be good news overall.
But it’s too early to know exactly how the business community and Greenville as a whole will be affected.
“We’re asking ourselves those questions,” Haskew said.
Local business leaders who have played key roles in Greenville’s downtown renaissance said it’s important to look to the future and not spend too much time lamenting the sale of a key financial institution that has been at center stage in the region’s growth.
Aughtry said while some downtown projects wouldn’t have happened without the bank’s involvement, deserving projects will still be able to find financing.
A bigger issue, he said, is the size of Carolina First’s contribution to seemingly every major community or charitable effort in Greenville.
That presence, Aughtry said, will be “very hard to replace” unless the bank holding company’s new owner adopts the same approach to the community.
Aughtry said the deal struck with TD Bank is a win compared to the other potential options for Carolina First, in part because TD’s existing market doesn’t duplicate any of the territory Carolina First covers.
He also said that for TD to grow its market share, it will have an incentive to be a good corporate citizen.
Former City Councilman Garry Coulter said while it’s better to maintain a corporate headquarters, the nature of business is change, and given the possible outcomes for Carolina First, this was a good one — for the bank and for Greenville.
Haskew said sometimes it’s more difficult to gain support from organizations with out-of-town headquarters.
Carolina First has been a “major lender” behind a range of key projects including RiverPlace on the Reedy River and downtown’s Poinsett Plaza and other developments.

It also has a 10-year, $3 million contract for the naming rights to the Carolina First Center, formerly the Palmetto Expo Center. White and City Manager Jim Bourey said Carolina First Center is likely to change names, but they expect TD to complete the contract and maintain other sponsorship commitments.
And Carolina First’s total sponsorship commitment alone is in the hundreds of thousands each year, Bourey said, adding the Carolina First Reedy River Run to the list. Another signature event the bank supports is the Carolina First Saturday Market, for which it pays $12,500.
The bank also has provided major start-up funding for the Carolina First Center for Excellence, a major education program begun by the Greenville Chamber.
“Carolina First gave birth to us, but they said from the beginning we needed to get other support,” said Michele Brinn, Chamber vice president of workforce development and education, of the creation of the Center for Excellence. “Through time, we have found other support,” Haskew said.
Dopp said his Packwood Management firm and Carolina First have a “very strong and important relationship.”
The bank provided 50 percent of the first-mortgage financing for the Westin Poinsett and was the foundation for the remainder of the complicated deal for the hotel’s development, he said. Because the Poinsett had been closed for some years, finding financing was difficult.
John Tully, president of Michelin Development Upstate, said his organization, which provides low-cost lending for small businesses in the Upstate, is intimately involved with Carolina First. The bank provides due diligence and other banking functions for Michelin Development Upstate.
“I’m not anticipating any chances from that perspective,” he said, adding it’s too early to assess the impact on Greenville and the Upstate of losing a financial headquarters. Michelin North America also does business with Carolina First, said Lynn Mann, spokeswoman for the Greenville-based company.
“It’s too early yet to know how the merger will impact Michelin,” she said. But the company appreciates the flexibility that comes with a bank that has a significant presence in Greenville.
Coulter, executive vice president of USA Risk Intermediaries LLC, said TD is heavily involved in the captive insurance market where he works and describes a conservative and soundly managed bank that’s a giant in Canada and bigger than all but the Wall Street titans in the United State.
If anything, he sees the company adding support to its new market in South Carolina — including the unofficial kind.
Expect to see Canadians of means in town during the winter, wearing inappropriately light clothing, Coulter said, predicting a seasonal migration that will stem from corporate knowledge about the city.

This is already a trend. Coulter’s boss lives in Vermont, he said, but owns a townhouse in Thornblade.
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5.	Deal to sell South Financial could face court challenge By David Dykes May 18, 2010 — Greenville News (SC)
The chairman of South Financial Group’s board of directors told The Greenville News he won’t be surprised if the deal to sell the banking company to Toronto-based TD Bank Financial Group faces a shareholder challenge in court.
There were signs that the merger, which needs approval of South Financial shareholders and various regulators, faces opposition. The company’s chairman, John C.B. Smith Jr., said he wouldn’t be surprised by a lawsuit challenging the agreement.
On Monday, Levi & Korsinsky, a New York law firm, said it is investigating South Financial’s board for possible breaches of fiduciary duty and other potential violations of state law in connection with the directors’ efforts to sell the company.
The law firm said in a statement the investigation concerns whether South Financial’s board failed “to adequately shop” the company before entering the transaction and whether TD Bank is underpaying for South Financial shares, “thus unlawfully harming South Financial stockholders.”
The law firm said that the offer price is below Friday’s closing price and below the 99 cents-a-share price at which the company’s stock traded as recently as April 15.
At least one analyst set a price target for South Financial stock at $3.50 a share and the median target set by analysts is 88 cents a share, the law firm said.
Smith told The News that the heavily discounted price was a concern to company directors who met Sunday in Greenville with their financial and legal advisers and approved the merger.
“We’ve talked with a number of potential equity investors, capital investors and also a number of strategic partners,” he said. “Of all that we’ve talked to, this was the best financially for the stockholders by some margin.”
“None of us like where we are,” said Smith, an attorney and owner of a Columbia real estate firm. “But, unfortunately, we’ve been subject to the severe downturn in the real estate market in Florida and also western North Carolina and the coast of South Carolina. “We’ve exhausted every other option and this was the best option left for us.”
“We’re very pleased to reach an agreement to merge with TD,” he said. “We feel that this will be a good thing for our stockholders and also a good thing for our customers and employees.”

H. Lynn Harton, South Financial’s president and chief executive officer, said company officials met with several firms, “both equity providers and strategic partners.” He declined to elaborate.
The sale of South Financial Group to the Canadian-based company alters the financial landscape in Greenville, removing an important local headquarters and raising a level of apprehension about what comes next.
The pressure on South Financial, the parent company of Carolina First Bank, had been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets.
A top South Financial official told The Greenville News the company had exhausted its options and struck the deal Sunday night with TD Bank Financial Group. South Financial had rolled up more than $1.3 billion in losses since the beginning of 2008, when it installed new management.
TD, under the agreement, will acquire South Financial for $61 million in cash or TD common stock — a dramatic reduction from the company’s market capitalization of $144.5 million and its share price of 67 cents on Friday, the last day of trading before the agreement was announced.
As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
The next steps are critical for the community and for the company’s more than 2,000 employees. The chief executive of TD told The News on Monday that it’s too early to discuss how many jobs could be affected by the merger agreement.
Community leaders said there also are questions about what happens now with the sudden departure of a headquarters bank that played a leading role in financing developments that have transformed Greenville’s downtown.
Asked about the potential impact on local jobs, Bharat Masrani, president and chief executive officer of TD Bank, told The News in a telephone conference that the merger was “early in the process” and it was too soon to discuss specific job details.
“This announcement is all about growth,” he said. “We do not have a presence in South Carolina. It’s an important market for us.”
His company’s intent is to have “a credible presence” in the state, Masrani said. Company officials were expected to be in Greenville today.
Shareholder value
TD Bank Financial said it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Shareholders of South Financial’s common stock will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial share.

Once the transaction is completed, TD will acquire all of South Financial and its businesses and obligations, including all deposits of Carolina First, which also operates as Mercantile Bank in Florida.
Common shares of South Financial traded sharply lower Monday after the announcement and lost more than half their value to close at 30 cents a share.
South Financial canceled its annual meeting, scheduled for today in downtown Greenville, after the deal was announced.
Management progress
Jim Grantham, former chairman and president of First National Bank in Easley, whose bank was acquired by Carolina First about 12 years ago, said, “I had hopes, even though I knew it was probably unlikely or unreasonable, that the bank could make it standing alone.
“I guess at this point I figured most of the losses have been taken and that they might be able to raise the necessary capital because it would be a relatively low-risk investment,” said Grantham, whose family owns more than 300,000 shares of South Financial stock. Masrani, TD’s chief executive, said the South Financial team “made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action.”
For TD, the agreement offers a platform for expanding in the Southeast and increasing its presence in Florida. South Financial, as of March 31, had about $12.4 billion in assets and 176 branch offices. About 44 percent of its customer deposits were in South Carolina, 45 percent in Florida and 11 percent in North Carolina.
“This transaction represents another key milestone as we continue to build out our U.S. franchise,” said Ed Clark, president and chief executive of TD Bank Financial.
South Financial began its operations in 1986 under the name “Carolina First Corp.” with the opening of its banking subsidiary, Carolina First Bank, in Greenville. Its opening was undertaken, in part, in response to opportunities resulting from the takeovers of several South Carolina-based banks by larger Southeastern regional bank holding companies in the mid-1980s.The Toronto-Dominion Bank and its subsidiaries collectively are known as TD Bank Financial Group. The company’s businesses include TD Waterhouse and an investment in the TD Ameritrade online broker.Last month, TD bought three closed Florida financial institutions — AmericanFirst Bank, First Federal Bank of North Florida and Riverside National Bank — from the Federal Deposit Insurance Corp. TD previously acquired Commerce Bancorp Inc. in the Mid-Atlantic States.
TD Bank is one of the 15 largest commercial banks in the United States with $152 billion in assets. Harton told The News he will join TD Bank’s management under a three-year retention agreement, stay in Greenville and report to Masrani.
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6.	TD buys S.C.-based South Financial bank By Harold Brubaker

May 18, 2010 — The Philadelphia Inquirer
TD Bank Financial Group Inc. continued its expansion in the Southeast, agreeing to pay $191.6 million for South Financial Group Inc., a troubled South Carolina bank with $12.4 billion in assets, TD said Monday.
The price is made up of $130.6 million to retire the U.S. Treasury’s $347 million investment in South Financial and 28 cents a share, or $61 million, to South Financial stockholders, who may also choose to receive 0.004 shares of TD stock for each of their shares.
The deal, expected to close this summer, will significantly boost TD’s presence in Florida and give the Toronto bank that has U.S. headquarters in Cherry Hill and Portland, Maine, its first branches in the Carolinas.
“We like the markets. We saw what it did for us in Florida,” Bharat Masrani, TD Bank’s president and chief executive officer, said in an interview, adding that TD would have 169 branches in deposit-rich Florida, up from nine three years ago. South Financial will account for 66 of them.
South Financial Group, which operates 176 branches under the names Carolina First in North and South Carolina and Mercantile in Florida, was ordered in May by federal bank regulators to raise a significant amount of capital after losing $1.3 billion since the beginning of 2008. That figure included $900 million in loan losses, but TD still plans to write off an additional $1 billion of South Financial’s $8 billion in loans when the deal closes.
TD is growing ever more familiar with battered Southern banks. Last month, it bought three failed Florida banks with $3.8 billion in assets and 69 branches in a deal aided by the Federal Deposit Insurance Corp.
“These are great transactions from our perspective,” Masrani said. TD Financial Group, with $567 billion in assets, has the capital to keep pursuing deals if they make sense, he said.
Analysts at the investment bank Morgan Keegan & Co. Inc. said they expected acquisition activity to accelerate in the Southeast, where many banks were badly damaged by the collapse in residential real estate since 2006.
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7.	TD Bank Financial to acquire more Florida bank assets By Arlene Satchell May 17, 2010 — Sun-Sentinel (FL)
TD Bank Financial Group Inc. said in a statement Monday it’s signed a definitive agreement with The South Financial Group Inc. to acquire 100 percent of its outstanding common shares for about $61million in cash or TD common stock.
The transaction is expected to close in the bank’s third quarter of 2010, the Toronto, Ontario-based banking giant said.

In connection with this transaction, TD Bank Financial’s subsidiary TD Bank and Carolina First Bank, which operates as the Mercantile Bank brand in Florida and the Carolina First brand in the Carolinas, are expected to merge.
As of March 31, South Financial had $8 billion in loans and $9.8 billion in deposits. It has 176 locations nationwide, with 66 stores in Florida including in metro areas such as Miami, Tampa and Orlando.
According to Monday’s statement, South Financial will continue to operate under the Mercantile Bank and Carolina First brands in the Carolinas and Florida, until conversion.
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8.	With mergers, Canadian bank quickly becoming a power in Florida By Michael Sasso May 17, 2010 — The Tampa Tribune
A Toronto-based banking giant has quickly become a power in Florida after buying three banks and now eyeing Mercantile Bank.
On Monday, TD Bank Financial Group announced it plans to buy The South Financial Group, the parent company of Mercantile Bank in Florida and Carolina First Bank, which has branches in the Carolinas. If regulators approve the deal, TD Bank will pick up South Financial’s 176 branches, including 66 Mercantile Bank branches in Florida.
The Canadian company, which has its U.S. headquarters in Portland, Maine, has gone on a buying spree lately in Florida.
Two months ago, TD Bank had just 35 branches in South Florida. However, last month it acquired the failed Riverside National Bank of Florida in Fort Pierce and two smaller Florida community banks. The FDIC facilitated that deal.
Adding up those three banks and the new Mercantile Bank branches, TD Bank could have around 180 branches in Florida by year’s end if regulators approve the deal, said Kevin Gillen, TD Bank’s regional president in the South.
The acquisition also would give the company a foothold in the Tampa Bay area, where Mercantile had at least 17 branches.
The South Financial Group had been plagued by troubled loans, and TD Bank poured over its books extensively, Gillen said. Last year, Greenville, S.C.-based South Financial lost $676.3 million, mostly because it had to reserve so much money for potential loan losses, according to Securities and Exchange Commission filings.
With such deep financial problems, TD Bank is buying South Financial at a bargain. TD Bank will pay South Financial shareholders 28 cents for each stock share, or exchange each share of South Financial for 0.004 shares of TD common stock. Stock in TD Bank sells for about $70 per share.

All told, payments to South Financial stockholders in cash or TD stock will come to $61 million. TD bank will also pay $130.6 million to pay off the U.S. Treasury Department, which holds $347 million of preferred stock in South Financial.
Longtime Florida banking experts say more bank buyouts are on the way.
Roy McCraw, a former Tampa Bay regional chairman of Wachovia Bank, said many community banks are suffering from troubled commercial real estate loans and are seeking new capital. Where they once commanded high prices, many small community banks today are selling for less than their book value, McCraw said.
Benjamin Bishop, chairman of Allen C. Ewing & Co., an investment banking firm that specializes in community banks, said he expects other big Canadian banks to look south for buyout targets. These could include the Canadian Imperial Bank of Commerce and Scotiabank, Bishop said.
Canadian banks haven’t suffered the deep losses from subprime loans that U.S. banks have, Bishop said.
According to a news release, TD Bank Financial Group had $567 billion in assets worldwide as of Jan. 31. South Financial had about $12.4 billion in assets as of March 31.
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9.	South Financial CEO: ‘They were able to look beyond the problems’ By Scott Miller May 17, 2010 — Charleston Regional Business Journal
The South Financial Group likely needed an $800 million infusion of capital to remain independent, said President and CEO Lynn Harton.
That’s based on the $1 billion in future credit losses that its acquirer expects to report, Harton said.
“This is a huge investment for them,” Harton said. “They were able to look beyond the problems and see the potential.”
Greenville-based South Financial announced this morning it would merge with Toronto-based TD Bank Financial Group of Toronto. South Financial’s Carolina First Bank and Mercantile Bank in Florida will become TD Bank. South Financial has been in negotiations with TD Bank representatives since late December or early January, as well as with other financial institutions, about a potential merger, Harton said.
The TD Bank merger may be the best-case scenario for South Financial employees and bank branches. Asked whether branches would close, Harton noted that TD Bank has no presence in North or South Carolina and that branch closures typically occur only where a service overlap occurs. Currently, South Financial employs about 1,500 people statewide, and no layoffs have been announced, he said.
Harton and his management team will remain with TD Bank. Any organizational changes will be announced later, but Harton said he would not characterize TD Bank’s Greenville operations as a regional headquarters. TD has U.S. executive offices in New Jersey and Maine.
“Beyond stability, this is a growth story for our employees, our customers,” Harton said, saying the acquisition completes TD Bank’s link from the Northeast to Florida. “They’re a growing company. We’re a key piece of that, but we’re certainly not the last piece of that.”
Harton did say he wished South Financial could have secured a better outcome for its shareholders. Under terms of the agreement, South Financial shareholders will receive $61 million in cash or TD common stock. Shareholders will receive either 28 cents per share or 0.004 shares of TD common stock for each share of South Financial stock owned.
Additionally, TD Financial will purchase the $347 million in preferred shares the U.S. Department of the Treasury acquired under its Capital Purchase Program. TD will discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
South Financial’s board of directors approved the merger Sunday. The deal still requires regulatory approval, which is expected to be finalized in late July, Harton said. South Financial shareholders will be able to vote on the merger agreement after that, he said.
TD Bank is a subsidiary of TD Bank Financial Group. It is the sixth-largest bank in North America by branches and serves more than 18 million customers around the globe. The company had $567 billion in assets on Jan. 31. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York stock exchanges. TD stock was down in early trading at $68.70 per share.
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10.	TD Bank buying South Financial Group
By Rick Rothacker
May 17, 2010 — The Charlotte Observer [Similar coverage appeared on CNBC National; PBS National; WBBR-AM Radio (NY); WBZ-AM Radio (Boston), WFLA-TV NBC CH 8 (FL); WHNS-TV FOX CH 21 (SC & NC), WSPA-TV CBS CH 7 (SC & NC); WYFF-TV NBC CH 4 (SC & NC); WPTV-TV NBC CH 5 (FL); WACH-TV FOX CH 57 (SC); WIS-TV NBC CH 10 (SC); WLTX-TV CBS CH 19 (SC); WCSC-TV CBS CH 5; WWAY-TV ABC CH 3 (NC); WWAY-TV ABC CH 3 (NC).]
Greenville, S.C.-based South Financial Group, which has struggled with troubled real estate loans, said today that it’s being acquired by Toronto-based TD Bank Financial Group Inc. for $61 million in cash and stock.
TD Bank also plans to buy back $347 million in preferred stock that the U.S. government owns in South Financial as part of the Treasury’s Troubled Asset Relief Program.
In the deal, TD Bank gains 176 branches in the Southeast, including its first locations in North and South Carolina. The bank is one of the top 15 in the U.S. with more than 1,000 branches in the Northeast, Mid-Atlantic and Florida.
The South Financial Group operates as Carolina First in the Carolinas and as Mercantile Bank in Florida. It has 83 branches in South Carolina, including branches in York and Lancaster counties, and 27 in North Carolina, mostly in the western part of the state. TD Bank plans to switch all of the branches to its name next year.
TD Bank expects the deal to close in its fiscal third quarter of this year, pending regulatory and South Financial shareholder approval. As part of the deal, TD Bank will receive preferred shares that give it a 39.9 percent voting stake, all but ensuring shareholder approval.
In the transaction, South Financial shareholders can choose to receive 28 cents per share or .004 of a TD Bank share for each of their shares. South Financial shares were down 57 percent to 28 cents in afternoon trading.
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11.	Carolina First merging with TD Bank May 17, 2010 — The State (SC)
Carolina First — the largest bank based in South Carolina — could soon become TD Bank in an acquisition announced this morning.
The Canadian banking giant has agreed to purchase Carolina First’s Greenville-based parent company, The South Financial Group and all of its subsidiaries.
Carolina First has been troubled by bad loans, especially in its Florida markets. The bank, coming off nine consecutive quarters of losses totaling more than $1.3 billion, was told by federal regulators this month to bolster its balance sheet.
South Financial shareholders will receive either 28 cents in cash or .004 shares of TD common stock for each South Financial share.
That totals $61 million based on TD’s closing share price of $70.89 on Friday.
In addition, TD will pay the U.S Treasury Department $130.6 million for the $347 million federal bailout loan the government gave to South Financial in 2008.
Customers can expect a name change in mid-2011, once the deal is finalized, TD Bank Financial Group chief executive Bharat Masrani said in an interview. The bank, which tags itself as “America’s Most Convenient Bank,” likely will have some nighttime and weekend hours, Masrani said. The bank’s goal is to have the best hours in each market where it operates; in some markets, that means they are open 7 days a week, Masrani said.
Toronto-Dominion Bank entered the United States five years ago and has grown to the sixth-largest in North America since then, Masrani said.
With the acquisition, it has just under 1,300 branches along the East Coast. This is the bank’s first entrance into South Carolina and North Carolina.
The management team at The South Financial Group will remain intact, Masrani said. President Lynn Harton will continue to be based in Greenville and will report to Masrani.
Boards at both banks voted for the sale but it needs approval from regulators and South Financial shareholders.

The South Financial Group is postponing its annual meeting with shareholders that was scheduled for Tuesday.
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12.	TD Financial buys South Carolina’s South Financial Group By Adam O’Daniel May 17, 2010 — Charlotte Business Journal
Greenville, S.C.-based The South Financial Group, parent of Carolina First bank, has been acquired by TD Bank Financial Group of Toronto for about $191 million.
Read about it in the Greenville News here. The Wall Street Journal is also reporting the story.
The reports say shareholders of The South Financial will receive 28 cents per share or 0.004 of a share of TD Bank for each of their shares.
The South Financial Group is one of the largest banks in South Carolina, with 172 branches across the Carolinas and Florida and $9.8 billion in total assets. The bank branches are branded as Carolina First in the Carolinas and as Mercantile Bank in Florida. There are four Carolina First branches with about $162 million in local deposits in the Charlotte metro area, according to the Federal Deposit Insurance Corp.
Bankers in Charlotte have been closely watching South Financial for months as it suffered from a sour loan portfolio, especially in Florida, falling capital ratios and sanctions by state and federal regulators.
Observers expected either a sale or for the bank to be shuttered by the FDIC.
By purchasing South Financial, TD Bank expands its largely Northeastern operations into the Deep South and Florida. TD Bank has about $152 billion in assets in the United States.
Interestingly, South Financial CEO Lynn Harton told the Greenville News on May 13 that he was confident the bank would meet regulators’ demands to raise capital.
“Particularly given the environment, prepping the company for success long term, we’ve done extremely well,” Harton told the newspaper. “If you look at our internal measures of clarity of vision, they’re stronger than they have absolutely ever been.”
This news out of Greenville could be seen as a positive development for banks that are faced with insurmountable odds. At a time when banks are failing at historic rates, TD Bank has shown there are still buyers willing to step in and make a deal instead of waiting to pick over the carcass after regulators shut down an ailing lender.
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13.	Who is buying troubled banks in Florida?

Some see opportunity in troubled Florida banks By Doreen Hemlock May 17, 2010 — Sun-Sentinel (FL) [Article also appeared in Orlando Sentinel.]
Florida depositors are starting to see new names competing for their money, as the state’s troubled banks are closed and sold by the Federal Deposit Insurance Corp.
Agile bank groups from Arkansas, North Carolina and Canada are boosting ties to the Sunshine State with lightning-quick deals.
So far this year, the FDIC has arranged the takeover of 10 Florida-based banks, nearly as many as the 14 it auctioned all last year. Buyers are scooping up failed banks because the FDIC shares in losses on their bad loans.
While losses can cost billions, keeping the banks and running them would cost taxpayers even more, officials say.
The biggest buyer of a Florida bank this year is TD Bank, the U.S. arm of the Canadian banking giant once called Toronto Dominion. In April, it bought Riverside National Bank of Fort Pierce with $3.4 billion in assets, plus two smaller banks that the FDIC threw into the deal. That 69-branch purchase tripled its presence in Florida and pushed it into the ranks of the top 10 banks in the state — speeding what would have taken five years of growth otherwise, said TD Bank President for Florida Kevin Gillen.
On Monday, TD also announced an agreement to buy a troubled bank group based in Greenville, S.C., The South Financial Group, potentially adding 66 branches in Florida now run under the Mercantile Bank name. The bank group has not been closed by the FDIC but is under orders from regulators to increase its capital.
Last year’s biggest purchase came from a private-equity group with no banking presence in Florida. In what some analysts call a “fire-sale” bargain, it bought BankUnited, the biggest Florida-based bank, with more than $12 billion in assets.
Smaller regional banks and local community banks also are buying in the state. First Citizens Bank of Raleigh, N.C., bought failed Sun American Bank of Boca Raton in March, adding 12 branches from Miami to Stuart to its 370-branch network.
Florida ranks high on buyers’ lists for two main reasons: It is among the states worst hit by the real estate meltdown, with lots of banks crippled and now up for sale. And it’s among the states best poised to rebound, given its history of attracting people and money. South Florida is especially alluring because of its concentration of residents, immigrants, tourism, trade and wealth. The tri-county area holds more than one-third of the state’s roughly $400 billion in deposits, said independent banking analyst Ken Thomas of Miami.
That potential for growth explains why a group of about 20 investors, mainly mutual funds and hedge funds, put $400 million into Boca Raton-based First Southern Bancorp. this year. They plan to buy failed banks or expand in other ways in Florida, with a new team leading the operations.
Herb Boydston, the new First Southern chief who led Hibernia Bank in New Orleans, sees this spring’s uptick in real-estate sales as proof of Florida’s growth potential. “We’re encouraged by what we see as some sunlight starting to come through the market,” said Boydston.

For some depositors, a bank sale means little more than a sign change at their branch. For others, it can be a deal-breaker.
Dave Hoffman, a 42-year-old yacht captain in Fort Lauderdale, chose Colonial Bank six years ago to support a regional bank where he felt he could get more personal service and not be a number in a larger network. But Colonial was sold last August to BB&T of Winston- Salem, N.C., a bank with five times the assets, so he’s considering a switch to a smaller local bank.
“I don’t get that warm and fuzzy feeling if I put my money in a big bank,” Hoffman said. Perhaps most controversial among new buyers are private-equity groups. They’ve long been criticized for seeking quick returns for their wealthy investors and flipping the companies they buy.
After much-publicized deals early last year for BankUnited in Florida and IndyMac in California, numerous private funds formed to buy other failed banks. Bond Street Holdings of Naples raised $440 million to buy in Florida and snapped up two small banks in Miami and Immokalee in January.
But newer private equity groups may be late to the game, banking specialists say. The FDIC turned to private-equity buyers in the depths of the financial crisis, when it found few bidders. Today, the agency can afford to be pickier. It recently tightened rules on private equity, requiring owners to keep higher capital ratios at banks than traditional bank investors.
“Now, when a bank fails, they don’t have one or two bidders. They have 10,” said BankUnited’s chief executive John Kanas, a veteran banker whose private-equity backers Carlyle Group, Blackstone, WL Ross and others scored the “fire-sale” deal during the bleak market last spring.
Miami analyst Thomas hopes the FDIC keeps tight controls on private-equity buyers. He worries the groups will be too focused on the short term and not build deep links with depositors and local businesses.
“Private-equity players tend to view banks as commodities, not a long-term commitment,” Thomas said. “Will they be interested in the Orange Bowl committee and the Boy Scouts? I don’t think so.”
Some consumer advocates also bemoan costs to taxpayers. In the BankUnited deal, the FDIC estimated its potential losses for sharing bad loans at $5 billion.
But officials say more recent sales are less generous, with a smaller portion of losses absorbed. Some buyers now pay a premium for bank assets instead of getting a discount. “What’s important,” said Kathleen Day, spokeswoman for the Center for Responsible Lending in Washington, D.C., “is that regulators and supervisors make sure that buyers have a long-term view.”
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14.	TD Bank to buy South Financial for $191.6 mln

By Supantha Mukherjee May 17, 2010 — Reuters
Canada’s Toronto-Dominion Bank (TD.TO) agreed to buy troubled U.S. lender South Financial Group Inc (TSFG.O) for about $191.6 million to build on its presence in the U.S. Southeast, especially Florida.
Canada’s No. 2 bank said it would pay $61 million in cash or stock to South Financial shareholders, less than half of the U.S. bank’s market value of $144.5 million as of Friday.
TD Bank also said it would pay another $130.6 million in cash to the U.S. Treasury to buy $347 million of South Financial’s preferred stock.
The transaction will help TD Bank add 176 new stores in the U.S. Southeast, including 66 stores in the deposit-rich Florida market. It will also give the Canadian bank a foothold in North and South Carolina.
TD Bank expects the deal to add slightly to its earnings in fiscal 2011 and plans to issue about C$250 million ($241.5 million) worth of common shares in Canada prior to the closing of the deal.
Last month, TD Bank acquired assets and liabilities of three troubled Florida banks worth $3.8 billion from the Federal Deposit Insurance Corp. [ID:nSGE63F0KC]
“Florida is and will continue to be an extremely attractive market for us,” said Bharat Masrani, group head of U.S. Personal and Commercial Banking at the Canadian bank.
At March 31, South Financial had a total of $8 billion in loans and $9.8 billion in deposits.
The Greenville, South Carolina-based South Financial said last month that it will continue to report losses during 2010 and may enter into a formal agreement with regulators on its capital levels. [ID:nSGE63K0KI]
Morgan Stanley is serving as financial advisor for South Financial, while BofA Merrill Lynch and Goldman Sachs are advising TD Bank.
South Financial’s shares were down 55 percent at 30 cents in early trade on Nasdaq.
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15.	TD Bank to acquire South Financial/Mercantile Bank By Brian Bandell May 17, 2010 — South Florida Business Journal
In a deal that would make it among the largest banks in Florida, TD Bank Financial Group has signed an agreement to acquire The South Financial Group for $61 million in cash or stock.
The acquisition, should it get regulatory and shareholder approval, would be the second major expansion in Florida for Canada-based TD Bank (NYSE: TD). In April, it acquired the assets of three failed Florida banks, including Fort Pierce-based Riverside National Bank of Florida.
This deal would go down without government assistance. TD Bank has proposed giving Greenville, S.C.-based South Financial (NASDAQ: TSFG) shareholders either 28 cents or 0.004 shares of TD Bank stock for each of their shares. It also would pay the U.S. Department of the Treasury $130.6 million to buy the preferred stock of South Financial that the government acquired for $347 million under the Troubled Asset Relief Program (TARP).
The deal could close in the third quarter.
South Financial’s Carolina First Bank subsidiary operates in Florida under the name Mercantile Bank. As of June 30, 2009, Federal Deposit Insurance Corp. data shows that the bank had 67 offices with $3.06 billion in deposits in Florida. That includes nine offices with $563.1 million in deposits in South Florida.
Mercantile Bank has much of its Florida deposit strength in Tampa Bay. It also has branches spread out through Central and Northeast Florida.
The acquisition would give TD Bank its first presence on Florida’s west coast, as well as its first branches in Orlando and Jacksonville.
The bank would cover much of Florida, with the exception of the Panhandle, Southwest Florida and the Florida Keys.
Following the deal, TD Bank would have 170 branches in Florida, the sixth-most in the state. Combining TD Bank with Riverside and Mercantile Bank under the June 30, 2009, FDIC numbers, it would have a little more than $7.1 billion in Florida deposits — good enough for 10th place among the Top banks for deposits in Florida.
Carolina First Bank also has 83 branches in South Carolina and 27 branches in North Carolina.
“South Financial offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our franchise,” TD Bank President and CEO Bharat Masrani said in a news release. “The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market.”
South Financial was under pressure from regulators after a May 4 written agreement required it to raise capital. It had lost more than $1.3 billion since the start of 2008.
TD Bank, on the other hand, made it through the recession in good fiscal health and has been ramping up its acquisitions and branch construction.
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16.	TD Bank Financial buys Mercantile Bank parent South Financial May 17, 2010 — Tampa Bay Business Journal [Similar story appeared in Boston Business Journal.]

TD Bank Financial Group is buying The South Financial Group for nearly $181.6 million.
The deal represents a change for one of the biggest banks in the Tampa Bay area. South Financial (NASDAQ: TSFG), headquartered in Greenville, S.C., does business in Florida as Mercantile Bank. As of June 30, the most recent information available from the Federal Deposit Insurance Co., Mercantile had 67 office and $3.1 billion in deposits in Florida. In the Tampa Bay area, Mercantile had 17 offices and $755.7 million in assets.
South Financial, which lost $736.9 million in 2009, has been struggling to raise capital and earlier this month entered a written agreement with the Federal Reserve Bank of Richmond that restricted some operations.
TD Bank agreed to pay 28 cents in cash or 0.004 shares of TD common stock for each share of South Financial common stock, for a total of $61 million to South Financial shareholders, a release said. Additionally, TD will pay another $130.6 million for the South Financial preferred stock and warrants held by the U.S. Treasury that was awarded under the Treasury’s capital purchase program.
The purchase price is a steep discount to the 67 cents a share that South Financial’s common stock closed at on Friday.
H. Lynn Harton, president and chief executive of South Financial, will join TD Bank’s management team, reporting to Bharat Masrani, president and chief executive of TD Bank, the release said.
Completion of the deal requires, among other things, the approval of South Financial shareholders.
TD Bank Financial (NYSE: TD) is the parent company of the Toronto-Dominion Bank, based in Cherry Hill, N.J., and other subsidiaries. TD Bank Financial is the sixth largest bank in North America by branches. It currently has no presence in the Tampa Bay area, but as of last June it had 29 branches and $1.2 billion in assets in Florida, primarily in South Florida.
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17.	TD Bank to add Southeast locations in South Financial deal By Jeff Blumenthal May 18, 2010 — Philadelphia Business Journal
TD Bank Financial Group said Monday that it has agreed to buy struggling South Financial Group for a discounted price. The move comes a month after TD bought three failed Florida banks.
The company, which has dual headquarters in Cherry Hill, N.J., and Portland, Maine, also announced it will sell about 250 million in Canadian dollars of stock.
TD said it would buy all of South Financial’s outstanding stock for about $61 million in cash or stock. The deal represents a 60 percent discount to South Carolina-based South Financial’s Friday closing of 67 cents. TD said it would pay another $130.6 million in cash to the U.S. Department of Treasury to buy $347 million of South Financial preferred stock.

South Financial stockholders will have the right to elect to receive either 28 cents or 0.004 shares of TD common stock for each outstanding South Financial common share. The Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Troubled Asset Relief Program and discharge all accrued but unpaid dividends on that stock. The deal is expected to close in the third quarter and TD expects it to add slightly to its earnings in fiscal 2011.
South Financial said last month that it will continue to report losses during 2010 and may enter into a formal agreement with regulators on its capital levels.
After the merger is completed South Financial, which operates as Carolina First Bank in the Carolinas and Mercantile Bank in Florida, will merge into TD Bank Financial’s U.S. banking subsidiairy, TD Bank, and be absorbed into its operating platform in 2011. As of March 31, South Financial had a total of $8 billion in loans and $9.8 billion in deposits. Its network of 176 stores includes a total of 66 stores in Florida, including locations in urban centers such as Miami, Tampa and Orlando, Fla., as well as 83 stores throughout South Carolina and 27 stores in North Carolina.
South Financial (NASDAQ:TSFG) has $12.4 billion in assets, reported a first quarter 2010 net loss of $85.8 million, or 40 cents a share, compared with a net loss of $90.8 million, or $1.10 a share, in the first quarter of 2009. In announcing first-quarter earnings, the company said while there were improvements during the quarter, it expected additional losses during 2010 and will need to raise capital during the year.
Earlier this month, South Financial was barred from making dividends without first getting approval from regulators as part of a written agreement with the Federal Reserve Bank of Richmond. The May 4 agreement calls on South Financial’s board to take steps to ensure it complies with a consent order entered into with the Federal Deposit Insurance Corp. on April 29.
Among the specific provisions in the written agreement with the Fed, South Financial is barred from incurring debt without the prior written approval of the reserve bank. South Financial also had 60 days to submit a plan to maintain sufficient capital and a statement of the firm’s cash flow projections for the rest of the year.
TD said South Financial had credit difficulties associated with residential construction and commercial real estate development lending and installed a new management team in 2008 that has made progress in improving risk oversight and operations, making timely decisions and taking corrective action. TD said South Financial has incurred more than $1.3 billion in losses since the beginning of 2008, primarily as a result of loan charges associated with legacy residential, construction and development lending and commercial and residential mortgages in the Southeast., which has been hit much harder by the recession than the mid-Atlantic region. South Financial recently entered into a consent order with the FDIC and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond. Similar to regulatory enforcement agreements facing other banks that have chosen to sell, the ones involving South Financial revolved around its capital levels — calling for it to raise a substantial amount of capital within 120 days and reduce troubled assets. These agreements also limit South Financial’s access to brokered deposits and the rates it can pay on certain other customer deposits. As a result of these agreements, South Financial is no longer deemed to be “well capitalized” under applicable banking regulations.

South Financial’s current senior management team has agreed to stay on. H. Lynn Harton, who became South Financial’s president and CEO in 2009, will report to TD Bank CEO Bharat Masrani and join the subsidiary’s management team.
In connection with this deal, Toronto-based TD (NYSE:TD) intends to issue approximately 250 million in Canadian dollars worth of common shares.
BofA Merrill Lynch and Goldman Sachs & Co. are serving as joint financial advisers and Simpson Thacher & Bartlett LLP is serving as legal adviser to TD and TD Bank in this transaction.
In Florida, TD acquired assets and liabilities from Riverside National Bank of Florida of Fort Pierce, First Federal Bank of North Florida of Palatka and AmericanFirst Bank of Clermont from the FDIC. In the case of each of the acquired banks, they were closed by their respective chartering authority, and the FDIC was named receiver. South Financial did not fail.
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18.	Toronto-Dominion to Rest After Deal Spree in South By Matt Monks May 18, 2010 — American Banker
After Toronto-Dominion Bank agreed Monday to buy South Financial Group Inc. and bought three failed banks in Florida last month, the natural question is: What next?
Some observers expect more deals, but Bharat Masrani, head of Toronto-Dominion’s U.S. banking operations, said that the $547 billion-asset company will not be on the prowl for a while. Canada’s second-largest bank will have its hands full through 2011 integrating its new purchases, he said.
Toronto-Dominion, which had little U.S. presence just five years ago, would have more than 1,300 sites from Maine to Florida should the deal for Greenville, S.C.-based South Financial close as scheduled in the third quarter.
“We are very happy with our position now in Florida,” Masrani said, referring to one key objective of the recent transactions. Any further deal would have to be “very compelling” for Toronto-Dominion to consider, though he said he would leave the door open for the right opportunity.
“Never say ‘never,’ “ Masrani said.
Brad Smith, a senior financial services analyst at Stonecap Securities Inc. in Toronto, said such moves are inevitable. “I think they’ll continue to do these” deals, he said. “They’re making it very clear that they are an eastern seaboard-focused bank in the U.S.”
Masrani said South Financial, which was primarily a commercial lender, would give Toronto-Dominion a chance to market its retail products at 176 new sites in Florida and the Carolinas. South Financial’s business clients would also have access to new services like interest rate swaps and asset-based lending, he said.

Toronto-Dominion, which operates under the name TD Bank in the U.S., has been eager to break into Florida for more than a year after making a big push into the U.S. with its purchase of Commerce Bancorp, in 2008 and of Banknorth, in 2005. These units have been profitable through the downturn, though Toronto-Dominion has had to deal with some integration problems.
The Canadian bank is in position to make a deal now because — like most others in Canada — it has weathered the recession much better than its peers in the U.S. Florida is a natural destination because a lot of Canadians and people from the northeastern U.S. retire there.
Toronto-Dominion made a bid last year for the failed Bank United Financial, a Coral Gables lender, but lost out to a private-equity group. It got a toehold in Florida last month when it bought Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank from the Federal Deposit Insurance Corp. These deals gave Toronto-Dominion 69 sites in central Florida.
South Financial would deliver another 66 Florida branches, as well as 83 in South Carolina and 27 in North Carolina.
Toronto-Dominion estimated that South Financial has booked about $900 million in loan losses since 2008. It will write down the portfolio by another $1 billion when the deal closes, which the company said should mitigate future losses. The company assumed all $8 billion of South Financial’s loans, much of them concentrated in commercial real estate, without a federal loss-sharing agreement.
Michael Goldberg, a managing director at Canaccord Genuity, said Toronto-Dominion can afford to take a risk because it is healthy and this is a relatively small transaction. Its growth plans in the U.S. hinge on whether short-term interest rates go up and the economy stabilizes. An interest rate hike would improve deposit margins, and an economic upturn would limit commercial real estate losses.
“If those two things happen, the U.S. strategy will look good,” Goldberg said.
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19.	Treasury Steps In as FDIC-Assisted Deals Lose Allure By Paul Davis May 18, 2010 — American Banker
Toronto-Dominion Bank’s announcement Monday that it plans to purchase South Financial Group Inc. is as notable for what it is not — a failed-bank deal with the Federal Deposit Insurance Corp. — as for what it is: an acquisition featuring key Treasury Department concessions on Troubled Asset Relief Program-related securities held by the target.
Analysts said to expect more preemptive purchases where the buyer gets a discount from the Treasury and avoids the frequent free-for-all for failed banks. The deal could serve as the new blueprint for acquisitions at a time when the FDIC is taking a more-rigid stance on loss-sharing, covering as little as half of a failed bank’s assets.

“Things are wide open in that we’re using each deal as a building block for the next deal,” said Christopher Marinac, an analyst at FIG Partners LLC, who said other banks could point to Monday’s arrangement in negotiating with the Treasury. “All that’s needed is for a couple of deals to happen, and people will begin to think that banks are worth more than what they previously thought.”
Kevin Fitzsimmons, an analyst at Sandler O’Neill & Partners LP, said “this brings more optionality.” He said acquirers will absolutely lobby the Treasury for similar terms if they are considering buying so-called zombie banks. The message: “If someone is really in trouble, then the government will work with the buyer.”
No one would say with certitude that South Financial was poised to fail, but all agreed the $12 billion-asset Greenville, S.C., company faced hefty challenges, after nearly two years of losses depleted capital levels. The Federal Reserve on May 4 placed South Financial under a written agreement, giving it 60 days to craft a capital plan and barring it from paying dividends without approval.
South Financial also had until early September to boost its leverage ratio to 8%, from 6.87% at March 31, following a consent order from the South Carolina State Board of Financial Institutions and the FDIC.
H. Lynn Harton, a former Regions Financial Corp. credit officer who has been South Financial’s president and chief executive since November 2008, said the company would have faced substantial hurdles had it remained independent, which was validated by a “complete and exhaustive” review of capital-raising options. “The amount of capital we needed to work through the legacy loans was significant,” he said in an interview Monday.
“Given our current market cap, it would have been impossible to raise capital [through a common stock offering] and difficult in any fashion, frankly,” he said. “It took someone like TD with the vision to see beyond the problems and see the potential as well as the balance-sheet strength to take the risk.”
Bharat Masrani, head of Toronto-Dominion’s U.S. banking operations, said the company did not want to wait for a resolution process to begin to make its play.
“There is a lot of franchise damage when you buy a failed bank,” he said.
Analysts said buying troubled banks before they fail presents strategic advantages, despite the risks. Failed-bank auctions have been getting more competitive, so Toronto-Dominion may have avoided being an also-ran. The downside is that it will assume all $8 billion of South Financial’s loans, much of them concentrated in commercial real estate, without a federal loss-sharing agreement.
The Treasury had no immediate comment.
Analysts said a sign of South Financial’s sickness may have been the steepness of the discount the Treasury granted to part with its Tarp holdings. TD was allowed to buy all of South Financial’s preferred stocks and warrants for $130.6 million in cash, or roughly 37.6% of the preferred shares’ value. The Treasury also agreed to discharge the buyer from paying any of South Financial’s overdue dividends on the shares.

“Treasury should have felt that there was a chance to get their money back,” had South Financial been viewed as a survivor, Marinac said. He thought a discount of 10% to 15% might have seemed reasonable, rather than the huge cut that actually took place.
Fitzsimmons said the Treasury was at least “getting something just like other shareholders” and was “limiting its potential loss” compared with what would have happened if the FDIC stepped in and seized the institution. “The situation seemed to get ratcheted up with the regulatory agreement that had been put in place.”
The Treasury has shown similar flexibility in recent weeks, agreeing to take a 75% haircut on its investment in Sterling Financial Corp. in Spokane and an 80% discount for its holdings in Pacific Capital Bancorp in Santa Barbara, Calif. Both institutions had deals in place to sell large stakes to outside investors.
It is difficult to tell how many deals comparable to the South Financial sale could take place. There are more than 630 banks that are still participating in Tarp, and 13 are behind on at least four dividend payments, according to data from SNL Financial in Charlottesville, Va. It is unclear how many, if any, are among the 702 “problem” banks being watched by the FDIC as of mid-February.
The deal ends the prolonged pain for South Financial, which had been an active buyer of community banks in the Sunshine State, withmany were heavily concentrated in residential construction and land development. Nonperforming loans in such portfolios rose sharply as the housing market unraveled and valuations plummeted.
The company’s fall 2008 participation in Tarp also drew controversy when its former chairman and CEO, Mack I. Whittle Jr., accelerated retirement plans by three months to a date that came just days after South Financial applied for Tarp funds. Parties ranging from irate shareholders to South Carolina Gov. Mark Sanford accused South Financial of planning to use the capital injection to cover Whittle’s $18 million retirement package. (South Financial settled several shareholder lawsuits last year tied to the matter.)
“It has been a difficult period, and I could not be more proud of our team, and how they have responded during a difficult time to make improvements and address our credit issues head on,” Harton said.
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20.	$61M purchase helps TD expand southern footprint By Beth Fitzgerald May 17, 2010 — NJBiz [Similar article appeared in The Star-Ledger (NJ) and at MyCentralJersey.com.]
TD Bank Financial Group, one of the largest banks in New Jersey, on Monday announced it will expand its presence in Florida and the Carolinas by acquiring the troubled Florida-based South Financial Group for $61 million in cash or TD stock. The deal brings TD up to 1,300 branches in 14 states.
Ed Clark, CEO of TD Bank, said residential and commercial real estate loan losses prompted South Financial to bring in a new management team in 2008. South Financial recently entered into a consent agreement with regulators that required it to raise substantial new capital, leading to the merger talks with TD.
During a conference call with securities analysts, Clark was asked why he didn’t hold off on stepping in after South Financial was taken over by the Federal Deposit Insurance Corp.
“Our feeling is that there is a value-destruction process that goes on as you move through the FDIC process,” Clark said. “We were looking at a solid management team and a viable business — their team did a terrific job, and they have very good people. We were worried that if you sat and waited to get to the FDIC, you would end up with an entity that was less valuable.”
Clark said that South Financial’s new team, led by CEO H. Lynn Harton, “has made significant progress. We believe they have taken prudent steps, but the company ran out of capital and time.” He said South Financial entered into a consent order with the FDIC on April 30, and an agreement with the Federal Reserve on May 4.
He said the merger “is an opportunity for TD to leverage the strength of its balance sheet to acquire a very attractive franchise with a strong management team.”
TD Bank, based in Cherry Hill, has 276 New Jersey locations. According to the FDIC, TD had New Jersey’s third-largest deposit market share on June 30, 2009, the most recent date for which figures are available.
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INDUSTRY NEWS
1.	Senators Seek Curbs On Foreign Bailouts By Greg Hitt and Victoria McGrane May 18, 2010 — The Wall Street Journal
The Senate approved Monday a measure that could make it harder to deploy U.S. funds in rescuing foreign governments, signaling Congress’s unease with the sort of global economic aid recently given to Greece.
The measure, adopted by a 94-0 vote as an amendment to the financial regulatory overhaul bill the Senate is considering, would require the Obama administration to certify that any future loans made by the International Monetary Fund would be fully repaid. Absent such as certification, U.S. representatives to the IMF would be required to oppose the lending. The U.S. is a major funder of the IMF, which provided loans to Greece as part of a larger support package.
“American taxpayers should not be involved in bailing out foreign governments,” said Sen. John Cornyn (R., Texas), chief sponsor of the amendment. “Greece is not by any stretch of the imagination too big to fail.”
“The thrust of the amendment is the correct one,” added Senate Banking Chairman Chris Dodd (D., Conn.). “This is a good amendment deserving of our support.”

In a recent interview with Bloomberg TV, Treasury Secretary Timothy Geithner voiced concern about the proposal. He said the U.S. has “never lost a penny” while supporting the IMF. “We have a big stake in helping Europe manage through these things and we’re going to do it in a way that is sensible for the American economy and the American taxpayer,” he said.
The bipartisan support for the amendment underscored the desire of lawmakers to avoid any measure that could be seen as a taxpayer-funded bailout.
But in practice, it is not clear how significant Mr. Cornyn’s proposal would be. Country loans of the sort extended to Greece require the approval of a simple majority of the IMF board. That means no single IMF stakeholder — even the U.S. — can block them. Moreover, IMF loans rarely proceed without already being assured of wide support.
The Senate also passed an amendment that removed restrictions in the original overhaul bill that made it tougher for so-called “angel investors” to finance start-up businesses. The bill would have increased the regulatory requirements for this class of investor, and would have included an extended review by the Securities and Exchange Commission. The amendment, which passed by voice vote, removed these requirements.
In other developments Monday, Senate Democratic Leader Harry Reid raised the pressure on fellow senators to close debate on the broader overhaul bill. Mr. Reid filed a petition Monday to shut off debate, setting the stage for a vote Wednesday. If debate is closed, as expected, a vote on the Senate bill itself would soon take place. If it passes, it will still need to be reconciled with a regulatory overhaul bill the House of Representatives has already passed.
Mr. Reid wants to clear the way for action before Memorial Day on a handful of other high-priority measures in Congress, including a bill to continue funding the wars in Iraq and Afghanistan.
“This cannot be delayed any longer,” the Nevada Democrat said. “The end must come.”
The regulatory overhaul bill aims to increase consumer protections and limit risk-taking in the banking system, among other things. It is meant to address some of the perceived weaknesses in current regulation that may have contributed to the recent crisis in the financial sector.
Dozens of amendments are still pending.
One proposal from Sens. Jeff Merkley (D., Ore.) and Carl Levin (D., Mich.) would restrict bank trading activities, prohibiting “proprietary” trading at banks that have access to federal deposit insurance.
Another proposal, promoted by Sens. Maria Cantwell (D., Wash.) and John McCain (R., Ariz.), would reinstate Depression-era rules that barred commercial banks from affiliating with investment banks.
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2.	Senate Votes for a Clear Credit Score

By David M. Herszenhorn May 18, 2010 — The New York Times
WASHINGTON — Anyone rejected for a credit card, car loan or department store charge account has most likely discovered a frustrating aspect of the government-mandated, free credit reports: the glaring absence of the numerical credit score that lenders rely on to make their decisions.
That now stands to change as a result of an amendment adopted by the Senate on Monday as it moved closer toward completing a sweeping financial regulatory bill.
The Senate, by a voice vote, approved a proposal by Senator Mark Udall, Democrat of Colorado, to require that credit reports include the numerical score, which by the most common measure ranges from 300 to 850. Obtaining a score from the major credit reporting bureaus that calculate them typically costs up to $15.95 for each score.
“This I believe will empower consumers, it will increase the financial literacy in our country,” Mr. Udall said. “It’s a win-win.” His proposal would require the score to be provided if it was used to deny credit, required a higher interest rate on a loan, or prevented an applicant from being hired for a job.
Mr. Udall’s proposal was one of several amendments addressed Monday in the financial regulations bill, which may be wrapped up later this week.
By voice vote, the Senate also approved an amendment to ease proposed restrictions that critics said would cut off so-called angel investing — in which individual investors provide start-up capital to small businesses that typically do not have access to more traditional financing.
The original bill included provisions intended to root out fraud, including a 120-day waiting period for certain investors to allow for a review by the Securities and Exchange Commission, but supporters of the amendment said the restrictions would block crucial start-up capital.
By voice vote, the Senate also approved an amendment by Senator John D. Rockefeller IV, Democrat of West Virginia and chairman of the Commerce Committee, that preserves the existing authority of the Federal Trade Commission in enforcing consumer protection laws and requires the commission to coordinate with a new consumer financial protection bureau that would be created by the regulatory legislation.
By a vote of 94-0, the Senate also approved a largely symbolic amendment by Senator John Cornyn, Republican of Texas, seeking to prevent federal money from being used by the International Monetary Fund to bail out foreign governments.
Mr. Cornyn’s proposal may not survive when the Senate bill is reconciled with the version of the financial regulation legislation approved by the House in December. But it is part of an overall Republican political strategy to keep attention focused on unpopular government bailouts, which are helping to foster an anti-incumbent mood.
The Senate majority leader, Harry Reid of Nevada, is intent on finishing the financial regulatory legislation this week. And in a speech on Monday he warned about the consequences of delay, a message clearly intended for Republicans who have worked to draw out the debate even though they agree with the bill and expect it to be adopted.

“The end must come,” Mr. Reid said. “The time has come to begin work sending this to conference so we can have a bill go to the president.”
Mr. Reid also emphasized other bills awaiting work by the Senate including a jobs measure, supplemental spending bills, federal emergencies like the oil spill in the Gulf of Mexico, and a long list of presidential nominees awaiting confirmation.
The requirement that credit reports include a numerical score has little to do with the broader regulatory legislation, which is intended to address the causes of the 2008 financial crisis. But its adoption, by an overwhelming margin, underscored the keen desire by lawmakers to support pro-consumer initiatives in an election year.
Currently, the free, government-mandated credit reports show the status and payment history of outstanding loans and other obligations, including credit cards, charge accounts, mortgages and car loans, as well as delinquencies like unpaid medical bills, that have been referred to a collection agency. Such information is used by the credit reporting bureaus to devise a credit score, but the score is not disclosed in the free report.
The broader legislation would impose the most far-reaching overhaul of the nation’s financial regulatory since the aftermath of the Great Depression.
It would bring new transparency and tight rules to the trading of derivatives, the complex instruments at the center of the 2008 collapse. It would require hedge funds to register for regulation by the Securities and Exchange Commission. And it would create a consumer protection bureau to police lenders and their business practices.
But most of the more than 1,400 pages of legislation offer little that is tangible to regular consumers — a point that was highlighted by Senator Sheldon Whitehouse, Democrat of Rhode Island, in pushing for another amendment that would gave states the right to limit credit card interest rates, regardless of where the issuing bank is located.
“This bill that we’re looking at right now is very esoteric and technical,” Mr. Whitehouse said in a speech on Monday. “It engages in things like trying to rebuild the Glass-Steagall firewall, trying to properly regulate collateralized debt obligations, trying to put the appropriate leverage limitations on banks.”
Glass-Steagall, the Depression-era bill that prohibited commercial banks from engaging in the investment business, had largely been dismantled by legislation in 1999.
Mr. Whitehouse added, “Here’s a deliverable that they can take right home, that they will see a difference as soon as their states respond. They can be protected from these outrageous 30 percent interest rates as a result of this bill.”
Mr. Whitehouse’s proposal, to be voted on this week, effectively seeks to overturn a 1978 Supreme Court decision allowing credit card companies to charge interest rates allowed in the state where they are located, regardless of where cardholders live. As a result, cardholders often do not benefit from state limits on interest rates.
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3.	Senate Weighing Reg Amendment to Limit ATM Fees By Donna Borak May 18, 2010 — American Banker
WASHINGTON — Senate lawmakers are considering adding an amendment to the regulatory reform bill that could force banks and other automated teller machine operators to cap their processing fees at 50 cents.
Whether the measure comes to a vote remains unclear, but observers said if Sen. Tom Harkin, D-Iowa, succeeds in bringing his amendment up, it will almost certainly pass given its populist appeal. Senate Banking Committee Chairman Chris Dodd could also seek to add the provision to his manager’s amendment without a vote.
Industry representatives say that if the measure is enacted ATMs will become less profitable, forcing banks and third-party vendors to close thousands of them.
“Banks actually often lose money or break even at best on ATM operations,” said Sam Ditzion, the chief executive of Tremont Capital Group, a Boston consulting firm specializing in the ATM industry. “If this amendment becomes law, banks will shut down thousands of ATMs and nonbank operators will be completely decimated.”
Harkin argues the amendment would prevent big banks from continuing to profit from exorbitant fees. The average surcharge customers pay for accessing an ATM that is not operated by their individual bank is $2.66, he said, citing recent Federal Reserve Board data.
“By charging consumers these fees, while collecting fees from other banks, these big banks are double dipping on the backs of consumers,” Harkin said in a recent floor speech.
“It’s unfair for people to pay that much to access their own cash.”
However, industry representatives argue that Harkin’s amendment would unintentionally end up passing on greater costs to consumers, since the 50-cent cap covers only a fractional cost of operating and processing an ATM, and could force thousands of nonbank operators out of business.
Of the more than 400,000 ATMs in the U.S., Tremont Capital estimates roughly 51% of them are operated by nonbanks, which rely heavily on fees to make a profit. Those companies would lose 75% to 80% of their profit, Ditzion said.
Banks, too, would end up footing more of the cost of running an ATM, which includes a processing fee as well as other expenses, such as stocking, operating and providing security.
“Banks are worried, and nonbanks are terrified, because this amendment would destroy their entire business model,” Ditzion said.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 17, 2010
To:	TD Acquisition/Integration Team

From:	Bharat Masrani, President & CEO, TD Bank, America’s Most Convenient Bank

Re:	Thank You for a Job Well Done!
Please share with anyone who may have been left off the distribution list.
On behalf of the entire leadership team, thank you for your hard work and commitment to ensuring the success of our intended acquisition of The South Financial Group, Inc.! This is an exciting next step in our evolution — and it is because of you that we are prepared to bring our brand to new markets and new Customers.
This transaction has required months of hard work, including many nights and weekends away from your personal lives and families. Your commitment and professionalism are greatly appreciated. Through your collaborative work and the dedication of The South Financial Group management team, we have established an excellent working relationship and, after regulatory and shareholder approvals, we expect to be in great shape to ensure a seamless integration of South Financial’s banking locations into TD Bank.
Once again, thank you for a job well done!
Bharat
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, PO Box 1029, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements.